FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	(English Translation) Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Six Months Ended September 30, 2011

2.	(English Translation) Confirmation Letter

3.	Capitalization and Indebtedness as of September 30, 2011 and Ratio of Earnings to Fixed Charges and Computation Thereof for the Six Months Ended September 30, 2011

The registrant hereby incorporates Exhibits 1, 2 and 3 to this report on Form 6-K by reference (i) in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010 and (ii) in the prospectus that is part of the Registration Statement on Form F-3, as amended (Registration No. 333-165049) of the registrant, filed with the Securities and Exchange Commission on February 24, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 28, 2011	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Exhibit 1

Quarterly Securities Report Pursuant to the Financial Instruments and Exchange Act for the Six Months Ended September 30, 2011

Items included in the Quarterly Securities Report

Note: Translations for the underlined items are attached to this form as below.

Part I Corporate Information

Item 1. Information on the Company

1. Selected Financial Data

			Six months ended September 30, 2010	Six months ended September 30, 2011	Three months ended September 30, 2010	Three months ended September 30, 2011	Year ended March 31, 2011
Revenue	(Mil yen	)	634,434	804,857	320,418	377,847	1,385,492
Net revenue	(Mil yen	)	535,447	631,954	275,623	301,589	1,130,698
Income (loss) before income taxes	(Mil yen	)	28,068	(10,274)	21,598	(44,632)	93,255
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(Mil yen	)	3,373	(28,321)	1,051	(46,092)	28,661
Comprehensive income (loss) attributable to NHI shareholders	(Mil yen	)	(28,266)	(65,509)	(3,918)	(79,001)	8,097
Total equity	(Mil yen	)	2,060,674	2,314,373	—	—	2,091,636
Total assets	(Mil yen	)	34,296,293	36,935,671	—	—	36,692,990
Net income (loss) attributable to NHI shareholders per share—basic	(Yen)		0.92	(7.81)	0.29	(12.64)	7.90
Net income (loss) attributable to NHI shareholders per share—diluted	(Yen)		0.92	(7.81)	0.29	(12.65)	7.86
Total NHI shareholders’ equity as a percentage of total assets	(%)		6.0	5.5	—	—	5.7
Cash flows from operating activities	(Mil yen	)	(1,095,530)	(900,129)	—	—	(235,090)
Cash flows from investing activities	(Mil yen	)	(205,082)	43,287	—	—	(423,214)
Cash flows from financing activities	(Mil yen	)	838,588	(183,225)	—	—	1,284,243
Cash and cash equivalents at end of the period	(Mil yen	)	534,904	551,639	—	—	1,620,340

1	The selected consolidated financial data are stated in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
2	Total NHI shareholders’ equity as a percentage of total assets is calculated using the U.S. GAAP based Total NHI shareholders’ equity.
3	Taxable transactions do not include consumption taxes and local consumption taxes.
4	As the quarterly consolidated financial statements have been prepared, selected financial data on NHI are not disclosed.

2. Business Overview

There was no significant change for the business of Nomura Holdings, Inc. (the “Company”) and its 794 consolidated subsidiaries (collectively referred to as “Nomura”, “we”, “our”, or “us”) for the six months ended September 30, 2011. The number of consolidated subsidiaries increased mainly in “Other” as shown in the business segment information, because during this period Nomura Land and Building Co., Ltd. (“NLB”) became a subsidiary. As a result, Nomura Real Estate Holdings, Inc., a subsidiary of NLB, became a Specified Subsidiary of Nomura.

There were 21 affiliated companies which were accounted for by the equity method as of September 30, 2011.

Item 2. Operating and Financial Review

1. Risk Factors

Significant changes in our Risk Factors which were described on the annual securities report are stated below. The titles below correspond to the titles of “Part I Corporate Information—Item 2. Operating and Financial Review—3. Risk Factors” in the annual securities report.

The discussion below contains future matters that are based on the assessments made as of the date of submission of this report (November 14, 2011), unless noted separately.

Our business may be materially affected by financial markets and economic conditions and market fluctuations in Japan and elsewhere around the world

Over recent years, continuous disruptions have led to an acute downturn in the markets and economic conditions in Japan and elsewhere around the world. In 2008 and through to early 2009, the financial services industry, global securities markets and real economies, especially in developed countries, were materially and adversely affected by a world-wide market crisis and dislocation. While the world economy grew in 2010 due to stimuli from expansive monetary and fiscal policies, in 2011 the manifestation of financial problems in the U.S. and the worsening of financial, economic and structural issues in the peripheral countries of the Eurozone, including Greece, have adversely influenced major global financial markets. Global markets also face new challenges, for example political instability in certain regions such as the Middle East, and the economic outlook in the medium to long term remains uncertain.

In addition, not only purely economic factors but also future war, acts of terrorism, economic or political sanctions, pandemics, geopolitical risks and events, natural disasters or other similar events could have a material adverse effect on economic and financial market conditions. For example, with respect to our home market of Japan, the economic downturn has been prolonged and some time may be required for recovery due to the economic consequences arising from direct and indirect negative effects of the East Japan Earthquake in March 2011, including damages to nuclear power plants and resulting power shortages, and supply line disruptions. A sustained market/economic downturn can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market/economic downturn, we may incur substantial losses due to market volatility. Also, governmental fiscal and monetary policy changes in Japan and other jurisdictions where we conduct business and other business environmental changes may adversely affect our business, financial condition and results of operations.

Our business is subject to substantial legal, regulatory and reputational risks

Tightening of regulations applicable to the financial system and financial industry could adversely affect our business, financial condition and operating results.

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, to improve the stability and transparency of Japan’s financial system and to ensure the protection of investors, a bill to amend the FIEA was passed by the Diet, which became effective on April 1, 2011, excluding certain sections. The amendment strengthened supervision through introducing corporate group regulations, which we are subject to, such as consolidated capital adequacy regulations on financial instruments business operators the size of which exceeds specified parameters and on certain parent companies, and by requiring reports on the financial status of such companies. In addition, the Financial Services Agency (the “FSA”) amended the “Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” which became effective on April 1, 2011. Such amendment includes, among others, restrictions on the compensation systems of corporate groups of specified parent company, including Nomura Group, which are designed to reduce excessive risk taking by their executives and employees.

In addition, in response to the financial markets crisis in the autumn of 2008, various reforms to the financial regulatory framework at a national level and by international agreements, such as the agreements reached at the Group of Twenty (G-20) Summit, are undergoing to restore financial stability and to enhance financial industry’s resilience against future crises. Such proposals for reform include the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) in the U.S. and various proposals to strengthen financial regulation in the European Union and the United Kingdom (“U.K.”). The impact of these proposals (including bank levy) on us and our industry may be significant. However, policy responses to such proposals and amendment of existing systems are still ongoing and are difficult to precisely predict at this point.

        The changes in regulations on accounting standards, consolidated regulatory capital adequacy rules and liquidity ratio could also have a material adverse affect on our business, financial condition, and results of operations. For example, we currently calculate our consolidated regulatory capital adequacy ratio in accordance with the FSA’s notice on Basel II based consolidated capital adequacy rules applicable to the Ultimate Designated Parent Company. Although specific rules to implement the Basel III measures announced by the Basel Committee on Banking Supervision (the “Basel Committee”) are yet to be finalized in Japan by the FSA, the implementation of those new measures may cause our capital adequacy ratio to decrease or may require us to liquidate assets, raise additional capital or otherwise restrict our business activities in a manner that could adversely increase our funding costs or could otherwise adversely affect our operating or financing activities or the interests of our shareholders. Further, based on Basel III, the Financial Stability Board and the Basel Committee have announced they will annually update the list of global systemically important financial institutions (“G-SIFIs”) identified by financial regulators and additional regulatory capital requirements imposed on those G-SIFIs. The costs and impact on us as described above may further increase if we are identified as a G-SIFI in the future.

2. Significant Contracts

Not applicable.

3. Operating, Financial and Cash Flows Analysis

(1) Operating Results

Nomura reported net revenue of ¥632.0 billion, non-interest expenses of ¥642.2 billion, loss before income taxes of ¥10.3 billion, and net loss attributable to NHI shareholders of ¥28.3 billion for the six months ended September 30, 2011.

The breakdown of net revenue and non-interest expenses on the consolidated statements of operations are as follows:

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Commissions	¥201,598	¥182,706
Brokerage commissions	97,362	92,235
Commissions for distribution of investment trust	91,778	74,126
Other	12,458	16,345
Fees from investment banking	45,258	27,589
Underwriting and distribution	32,849	13,700
M&A / financial advisory fees	11,891	13,722
Other	518	167
Asset management and portfolio service fees	68,566	75,767
Asset management fees	61,336	66,695
Other	7,230	9,072
Net gain on trading	162,962	93,484
Gain (loss) on private equity investments	(1,909)	(8,265)
Net interest	46,730	67,472
Gain (loss) on investments in equity securities	(16,028)	(3,141)
Other	28,270	196,342

Net revenue	¥535,447	¥631,954

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Compensation and benefits	¥248,781	¥278,876
Commissions and floor brokerage	45,038	46,997
Information processing and communications	90,915	87,091
Occupancy and related depreciation	45,597	47,063
Business development expenses	13,939	21,668
Other	63,109	160,533

Non-interest expenses	¥507,379	¥642,228

Business Segment Information

Results by business segment are noted below.

Reconciliations of Net revenue and Income (loss) before income taxes on segment results of operations and the consolidated statements of operations are set forth in Item 4. Financial Information, 1. Consolidated Financial Statements, Note 14. “Segment and geographic information”.

Net revenue

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Retail	¥198,712	¥178,169
Asset Management(1)	31,959	34,794
Wholesale	272,014	220,566
Other (Incl. elimination)(1)	48,327	202,064

Total	¥551,012	¥635,593

Non-interest expenses
	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Retail	¥138,191	¥145,426
Asset Management(1)	23,793	22,635
Wholesale	305,519	308,517
Other (Incl. elimination)(1)	39,876	165,650

Total	¥507,379	¥642,228

Income (loss) before income taxes
	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Retail	¥60,521	¥32,743
Asset Management(1)	8,166	12,159
Wholesale	(33,505)	(87,951)
Other (Incl. elimination)(1)	8,451	36,414

Total	¥43,633	¥(6,635)

(1)	Nomura Bank (Luxembourg) S.A. in the Asset Management segment was integrated into “Other” during the six months ended September 30, 2011. In accordance with this integration, certain prior period amounts have been reclassified to conform to the current period presentation.

Retail

Net revenue was ¥178.2 billion due to the adverse market conditions and fiscal instability in Europe. Non-interest expenses were ¥145.4 billion and income before income taxes was ¥32.7 billion. Retail client assets were ¥66.1 trillion as of September 30, 2011, a ¥4.5 trillion decrease from March 31, 2011.

Asset Management

Net revenue was ¥34.8 billion. Non-interest expenses were ¥22.6 billion and income before income taxes was ¥12.2 billion. Assets under management were ¥22.7 trillion as of September 30, 2011, a ¥2.0 trillion decrease from March 31, 2011, due primarily to market slump resulting from uncertainty in Europe and downgrade of US credit rating.

Wholesale

Net revenue was ¥220.6 billion, due primarily to the decreases in trading revenue. Non-interest expenses were ¥308.5 billion and loss before income taxes was ¥88.0 billion.

Global Market

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Net revenue	¥240,784	¥202,711
Non-interest expenses	246,006	245,576

Income (loss) before income taxes	¥(5,222)	¥(42,865)

Despite the continued growth in client flows, net revenue was ¥202.7 billion, due primarily to the challenging trading conditions which led to a decline in overall revenues. Non-interest expenses were ¥245.6 billion and loss before income taxes was ¥42.9 billion.

Investment Banking

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Investment Banking (Gross)	¥68,757	¥56,078
Allocation to other divisions	(31,876)	(25,671)
Investment Banking (Net)	36,881	30,407
Other	(5,651)	(12,552)

Net revenue	31,230	17,855
Non-interest expenses	59,513	62,941

Income (loss) before income taxes	¥(28,283)	¥(45,086)

Net revenue was ¥17.9 billion. Cross-border transactions related to Japan and solutions business were the main revenue drivers, but revenues declined mainly due to the weak ECM market. Non-interest expenses were ¥62.9 billion and loss before income taxes was ¥45.1 billion.

Other Operating Results

Other operating results include net gain (loss) on trading related to economic hedging transactions, realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. Other operating results for the six months ended September 30, 2011 include the gains from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, of ¥10.4 billion, the positive impact of its own creditworthiness on derivative liabilities, which resulted in gain of ¥8.0 billion and the losses from changes in counterparty credit spread of ¥13.7 billion. Net revenue was ¥202.1 billion, non-interest expenses were ¥165.7 billion and income before income taxes was ¥36.4 billion for the six months ended September 30, 2011.

Geographic Information

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 14. “Segment and geographic information” for net revenue and income (loss) before income taxes by geographic allocation.

Cash Flow Information

Please refer to “(6) Liquidity and Capital Resource”.

(2) Assets and Liabilities Associated with Investment and Financial Services Business

1) Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization products and leveraged finance to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Securitization Products

Our exposure to securitization products consists of commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), commercial real estate-backed securities and other securitization products. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic region of the underlying collateral as of September 30, 2011.

	Millions of yen
	September 30, 2011
	Japan	Asia and Oceania	Europe	Americas	Total(1)
Commercial mortgage-backed securities(2)	¥5,652	¥—	¥8,355	¥38,593	¥52,600
Residential mortgage-backed securities(3)	19,507	286	23,447	260,566	303,806
Commercial real estate-backed securities	16,054	—	—	—	16,054
Other securitization products(4)	80,326	692	13,064	137,968	232,050

Total	¥121,539	¥978	¥44,866	¥437,127	¥604,510

(1)	The balances shown exclude those for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sales under Accounting Standards Codification (“ASC”) 860, “Transfers and Servicing”, and in which we have no continuing economic exposures.
(2)	We have ¥22,255 million exposure, as whole loans and commitments, to U.S. CMBS-related business as of September 30, 2011.
(3)	The RMBS balance for Americas excludes mortgage pass-through securities and U.S. government guaranteed collateralized mortgage obligations (CMO) because their credit risks are considered minimal.
(4)	Other securitization products mainly include collateralized loan obligations (CLO), collateralized debt obligations (CDO) and asset-backed securities (ABS) (e.g., credit card loans, auto loans, student loans, home equity loans and etc.).

The following table provides our exposure to CMBS by geographic region and the external credit rating of the underlying collateral as of September 30, 2011.

	Millions of yen
	September 30, 2011
	AAA	AA	A	BBB	BB	B	Not rated	GSE(1)	Total
Japan	¥641	¥—	¥940	¥668	¥1,266	¥—	¥2,137	¥—	¥5,652
Europe	—	773	2,177	1,959	1,910	688	848	—	8,355
Americas	7,366	7,140	6,077	5,357	9,861	846	1,946	—	38,593

Total	¥8,007	¥7,913	¥9,194	¥7,984	¥13,037	¥1,534	¥4,931	¥—	¥52,600

(1)	“GSE” refers to government sponsored enterprises.
(2)	Rating based on the lowest rating given by Standard & Poor’s, Moody’s Investors Service, Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd. or Rating and Investment Information, Inc. as of September 30, 2011.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures to these transactions.

The following table sets forth our exposure to leveraged finance by geographic region of the target company as of September 30, 2011.

	Millions of yen
	September 30, 2011
	Funded	Unfunded	Total
Japan	¥3,132	¥5,000	¥8,132
Europe	77,226	6,409	83,635
Americas	—	1,124	1,124
Asia and Oceania	4,247	608	4,855

Total	¥84,605	¥13,141	¥97,746

Special Purpose Entities

Our involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions, distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as a transferor of financial assets to, and underwriter, distributor and seller of, repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with variable interest entities (“VIEs”), see Item 4. Financial Information 1. Consolidated Financial Statements, Note 6. “Securitizations and Variable Interest Entities”.

2) Fair value of financial instruments

A significant amount of our financial assets and financial liabilities are carried at fair value, with changes in fair value recognized either through gain or loss or other comprehensive income (loss) on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or we make an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment.

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Level 3 financial assets excluding derivatives as a proportion of total financial assets excluding derivatives, carried at fair value on a recurring basis was 5% as of September 30, 2011 as listed below:

	Billions of yen
	September 30, 2011
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total	The proportion of Level 3
Financial assets measured at fair value (Excluding derivative assets)	¥7,826	¥7,215	¥727	¥—	¥15,768	5%
Derivative assets	922	26,556	591	(26,136)	1,933
Derivative liabilities	940	26,393	606	(26,278)	1,661

Please refer to Item 4. Financial Information, 1. Consolidated Financial Statements, Note 3. “Fair value of financial instruments” for further information.

(3) Trading Activities

Assets and liabilities for trading purposes

Please refer to Item 4. Financial Information 1. Consolidated Financial Statements, Note 3. “Fair value of financial instruments” and Note 4. “Derivative instruments and hedging activities” regarding the balances of assets and liabilities for trading purposes.

Risk management of trading activity

We adopt Value-at-Risk (“VaR”) for measurement of market risk arising from trading activity.

1) Assumptions on VaR

•	2.33 standard deviations 99% confidence level

•	Holding period: One day

•	Consideration of correlation of price movement among the products

2) Records of VaR

	Billions of yen
	March 31, 2011	September 30, 2011
Equity	¥1.8	¥1.9
Interest rate	4.1	4.0
Foreign exchange	4.5	2.8

Subtotal	10.4	8.8
Diversification benefit	(4.1)	(3.6)

VaR	¥6.3	¥5.2

	Billions of yen
	Six months ended September 30, 2011
	Maximum	Minimum	Average
VaR	¥7.7	¥4.9	¥6.1

(4) Deferred Tax Assets Information

1) Details of deferred tax assets and liabilities

Details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities respectively in the consolidated balance sheets as of September 30, 2011 are as follows:

Millions of yen
September 30, 2011
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥91,407
Investments in subsidiaries and affiliates	181,946
Valuation of financial instruments	214,387
Accrued pension and severance costs	41,175
Other accrued expenses and provisions	73,499
Operating losses	320,426
Other	30,384

Gross deferred tax assets	953,224
Less—Valuation allowance	(490,736)

Total deferred tax assets	462,488

Deferred tax liabilities
Investments in subsidiaries and affiliates	87,609
Valuation of financial instruments	56,264
Undistributed earnings of foreign subsidiaries	4,090
Valuation of fixed assets	131,342
Other	25,416

Total deferred tax liabilities	304,721

Net deferred tax assets	¥157,767

2) Calculation method of deferred tax assets

Based on U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

(5) Qualitative Disclosures about Market Risk

1) Risk Management

The business activities of Nomura are exposed to various risks such as market risk, credit risk, operational risk and other risks caused by external factors. We have established a risk management framework to provide comprehensive controls, monitoring and reporting of these risks in order to maintain financial soundness and our corporate values.

2) Global Risk Management Structure

Governance

The Board of Directors has established the “Structure for Ensuring Appropriate Business of Nomura Holdings, Inc.” defining basic principles and establishing framework for the management of risk of loss. In addition, they are continuously making efforts to improve, strengthen and develop our risk management capabilities under this framework. The Group Integrated Risk Management Committee (“GIRMC”), upon delegation of the Executive Management Board (“EMB”), has established the “Integrated Risk Management Policy”, describing our overall risk management framework including the fundamental principles concerning risk management and organization and this is under continuous improvement.

Market Risk

We define market risk as potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. This type of risk primarily impacts our trading activities. Effective management of this risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner. Our principle statistical measurement tool to assess and limit market risk on an ongoing basis is Value-at-Risk (“VaR”). Limits on VaR are set in line with the firm’s risk appetite as expressed through economic capital. In addition to VaR, we use stress testing and scenario analysis to measure and analyze our market risk. Market risk is monitored against a set of approved limits, with daily reports delivered to senior management.

Credit Risk

Nomura defines credit risk as risk of losses arising from decrease or disappearance of asset values (including off-balance sheet items) due to deterioration in creditworthiness or default of an obligor.

For controlling credit risk appropriately, we have established basic principles in our Credit Risk Management Policy, a basic policy concerning credit risk management, which are important to meet the various needs of our clients whilst taking appropriate risks and ensuring sufficient returns to increase our corporate values. Under these basic principles, we have established a robust and comprehensive credit risk management framework.

Our regulatory capital ratio is calculated based on the FSA’s ministerial notice of the “Criteria for judging the appropriateness of capital adequacy status of Ultimate Designated Parent Company and its affiliates in the context of their own asset holdings, etc.” (official Japanese name is “Saishyuushiteioyagaishya oyobi sono kohoujin tou no hoyuu suru shisan tou ni terashi tougai saishyuushiteioyagaishya oyobi sono kohoujin tou no jikosihon no jyuujitsu no jyoukyou ga tekitou de aruka douka wo handan suru tame no kijyun wo sadameru ken”). We have been applying the Foundation Internal Rating-Based Approach in calculating credit risk weighted assets for regulatory capital calculations since the end of March 2011. However, the Standardized Approach is still applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk weighted assets.

Operational Risk

Nomura defines operational risk as the risk of loss associated with inadequate or failed internal processes, people, and systems or from external events. This is an industry standard definition based on the Basel Committee on Banking Supervision definition of operational risk.

We have established an operational risk management framework comprising certain key products, services and processes in order to appropriately identify, assess, manage, monitor and report on Operational Risk.

The Nomura Group uses The Standardized Approach for calculating regulatory capital for operational risk. This involves using a 3 year average of gross income, allocated to business lines and multiplied by a fixed percentage determined by the JFSA, to establish required Operational Risk capital amount.

(6) Liquidity and Capital Resource

Liquidity

Overview

We define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Liquidity risk could be due both to Nomura-specific and market-wide events. Liquidity risk management policy is based on risk appetite which the Group Integrated Risk Management Committee formulates upon delegation by the EMB. Our primary objective for liquidity risk management is to ensure continuous liquidity across market cycles and periods of market stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of assets.

We have in place a number of Liquidity Risk Management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash; (2) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (3) Management of Credit Lines to Nomura Group Entities; (4) Implementation of Liquidity Stress Tests; (5) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning the group liquidity management. The Chief Financial Officer has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1. Centralized Control of Residual Cash. We control centrally residual cash held at Nomura Group entities for effective utilization purposes. As for the usage of funds, we manage the overall level of unsecured funding and set internal limits on the additional amount of unsecured funding available across the Nomura Group. The limit for unsecured funding is set by the EMB and monitored closely by Global Treasury.

In order to enable us to transfer funds smoothly among the group entities, we limit issuance of securities by regulated broker-dealers or banking entities. We actively seek to concentrate issuance of all long-term unsecured, non-deposit funding instruments at either Nomura or unregulated issuing entities. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura Group.

2. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets. We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. This allows us to be able to fund our operations for at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of trading assets. The amount of liquidity required is based on an internal model which incorporates the following requirements.

(i)	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

(ii)	Goodwill and identifiable intangible assets, property, equipment and other illiquid assets.

(iii)	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating.

Collateral requirements to support potential increased intraday collateral requirements from our clearers and settlement agents arising as a result of a two-notch downgrade in our credit rating.

In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

(iv)	Commitments to lend to external counterparties based on the probability of drawdown.

(v)	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model takes into account legal, regulatory and tax restrictions that may impact the ability to freely transfer liquidity across the entities within the group.

We routinely issue long term debt in various maturities and currencies to maintain a long-term funding surplus.

We typically fund our trading activities on a secured basis through secured borrowings and repurchase agreements. We believe these funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Also, repurchase agreements tend to be short-term, often overnight. We manage the liquidity risks arising from secured funding by transacting with a diverse group of global counterparties, providing with a various range and types of securities collateral and actively seeking to term out the tenor of certain transactions.

We seek to reduce refinancing risk through diversification of our funding sources. We diversify funding by product, investor and market in order to reduce our reliance on any one funding source. We benefit by distributing a significant portion of our debt through our retail and institutional sales force to a diversified global investor base.

In terms of funding, the Company, Nomura Securities Co., Ltd. (“NSC”), Nomura Europe Finance N.V. and Nomura Bank International plc are main entities for external borrowings, issuances and others. Having raised the funds to match the currencies and liquidities of assets, we pursue to optimize our funding structures.

3. Management of Credit Lines to Nomura Group Entities. We maintain committed facility agreements with financial institutions for Nomura Group entities in order to provide contingent financing sources. We have structured the facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. We do not believe that any of the covenant requirements will impair our ability to draw on them. We occasionally test the effectiveness of our drawdown procedures.

4. Implementation of Liquidity Stress Tests. We maintain our liquidity portfolio and monitor our sufficiency of liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the firm’s liquidity requirements under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under company-specific and broad market wide-events, including potential credit rating downgrades at the parent company and subsidiary levels that may impact us by loss of access to unsecured capital markets, additional collateral posting requirements, limited or no access to secured funding markets and other events. We call this risk analysis our “Maximum Cumulative Outflow” framework.

To ensure a readily available source for a potential liquidity requirement, we maintain a liquidity portfolio in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity.

In addition to the liquidity portfolio, we have other unencumbered assets comprising mainly unpledged trading assets that can be used as an additional source of secured funding.

The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from

(i)	Upcoming maturities of unsecured debt (maturities less than 1 year)

(ii)	Potential buybacks of our outstanding debt

(iii)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

(iv)	Fluctuation of funding needs under normal business circumstances

(v)	Cash and collateral outflows in a stress event

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios assumes no sale of assets, no ability to issue additional unsecured funding, a widening of haircuts on outstanding repo funding, collateralization of clearing banks and depositories, drawdowns on loan commitments and loss of liquidity from market losses on inventory.

5. Contingency Funding Plan. We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of the Contingency Funding Plan (“CFP”), we have developed an approach for analyzing and specifying the extent of any liquidity crisis. This allows us to estimate the likely impact of both Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to operations at central banks such as the Bank of Japan and the European Central Bank, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Cash Flow

Cash and cash equivalents’ balance as of September 30, 2010 and as of September 30, 2011 were ¥534.9 billion and ¥551.6 billion, respectively. Cash flows from operating activities for the six months ended September 30, 2010 and September 30, 2011 were outflows of ¥1,095.5 billion and ¥900.1 billion, respectively due primarily to the increase in Trading assets. Cash flows from investing activities for the six months ended September 30, 2010 were outflows of ¥205.1 billion due primarily to an increase in Non-trading debt securities, net and those for September 30, 2011 were inflows of ¥43.3 billion due primarily to a decrease in Other, net. Cash flows from financing activities for the six months ended September 30, 2010 were inflows of ¥838.6 billion due primarily to an increase in Borrowings and those for September 30, 2011 were outflows of ¥183.2 billion due primarily to a decrease in Borrowings.

Balance Sheet and Financial Leverage

Total assets as of September 30, 2011 were ¥36,935.7 billion, an increase of ¥242.7 billion compared to ¥36,693.0 billion as of March 31, 2011, due primarily to increases in Trading assets and Office buildings, land, equipment and facilities. Total liabilities as of September 30, 2011 were ¥34,621.3 billion, an increase of ¥19.9 billion compared to ¥34,601.4 billion as of March 31, 2011, due primarily to increases in Other liabilities and Long-term borrowings including the newly consolidated portion. NHI shareholders’ equity as of September 30, 2011 was ¥2,037.6 billion, a decrease of ¥45.2 billion compared to ¥2,082.8 billion as of March 31, 2011, due to a decrease in Retained earnings.

        We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to Nomura, we voluntarily provide a leverage ratio and adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. There are currently no regulatory or statutory reporting requirements which require us to disclose leverage ratios.

The following table sets forth NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	Billions of yen, except ratios
	March 31, 2011	September 30, 2011
NHI shareholders’ equity	¥2,082.8	¥2,037.6
Total assets(1)	36,693.0	36,935.7
Adjusted assets(2)	21,536.7	22,484.1
Leverage ratio(3)	17.6x	18.1x
Adjusted leverage ratio(4)	10.3x	11.0x

(1)	Reconciles to the total assets amount disclosed on the face of our consolidated balance sheets and therefore excludes the fair value of securities transferred to counterparties under repo-to-maturity and certain Japanese securities lending transactions which are accounted for as sales rather than collateralized financing arrangements. The fair value of securities derecognized under these agreements has not had a significant impact on our reported leverage and adjusted leverage ratios as of March 31, 2011 and September 30, 2011.
(2)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed.
(3)	Equals total assets divided by NHI shareholders’ equity.
(4)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets increased by 0.7% reflecting primarily the increase in Trading assets and Office buildings, land, equipment and facilities. NHI shareholders’ equity decreased by 2.2%. Our leverage ratio went up from 17.6 times as of March 31, 2011 to 18.1 times as of September 30, 2011.

Adjusted assets increased due to the decrease in Securities purchased under agreements to resell. As a result, our adjusted leverage ratio went up from 10.3 times as of March 31, 2011 to 11.0 times as of September 30, 2011.

Consolidated Regulatory Requirements

The Financial Services Agency established the “Guideline for Financial Conglomerate Supervision” (“Financial Conglomerate Guideline”) in June 2005 and set out the rule on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerate Guideline from April 2005.

Beginning from the end of March, 2009, we elected to calculate the consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act” as permitted under the provision in “the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” although we continue to be monitored as a financial conglomerate governed by the Financial Conglomerate Guideline.

The Company has been assigned as Ultimate Designated Parent Company who must calculate consolidated regulatory capital adequacy ratio according to the Upstream Consolidated Regulatory Capital Notice in April 2011. Since then we calculate our Basel II-based consolidated regulatory capital adequacy ratio according to the Upstream Consolidated Regulatory Capital Notice.

In addition, we must maintain our consolidated regulatory capital adequacy ratio at 8% minimum according to Article 1 of the “Criteria for judging the appropriateness of capital adequacy status of Ultimate Designated Parent Company and its affiliates in the context of their own asset holdings, etc.”. As of September 30, 2011, we were in compliance with this requirement, with a ratio of total capital to risk-weighted assets of 19.6%.

The following table presents the Company’s consolidated capital adequacy ratio as of September 30, 2011:

Billions of yen, except ratios
September 30, 2011
Qualifying Capital
Tier 1 capital	¥2,049.8
Tier 2 capital	449.1
Tier 3 capital	132.2
Deductions	101.4
Total qualifying capital	2,529.7
Risk-Weighted Assets
Credit risk-weighted assets	8,556.1
Market risk equivalent assets	2,313.7
Operational risk equivalent assets	2,029.4
Total risk-weighted assets	12,899.2
Consolidated Capital Adequacy Ratios
Consolidated capital adequacy ratio	19.6%
Tier 1 capital ratio	15.8%

(7) Current Challenges

The new challenges on operating and financing activities that arose during the six months ended September 30, 2011 are as follows:

The global economy is facing increasing uncertainty due to the financial crisis in Europe together with various other factors. In this environment, we have cut expenses and reviewed our cost structure in order to improve profitability while optimizing our regional balance of our allocated resources. We will continue to realign our businesses with the market environment and implement a suitable reallocation of our resources as well as to perform a full detailed review of our operational efficiency on an ongoing basis. While maintaining a robust financial position, we will contribute toward properly functioning markets by providing stability and liquidity in those markets.

(8) Number of Employees

The number of employees as of September 30, 2011 was 35,697, an increase of 8,826 compared to March 31, 2011. The primary reason is that Nomura increased its stake in NLB, one of its affiliated companies, by acquiring additional NLB shares and thereby made it a subsidiary during the six months ended September 30, 2011. Our business comprises of three business segments being Retail, Asset Management and Wholesale segments as well as “Other”, and the increased employees primarily belong to “Other”.

The number of employees presented above represents full-time employees.

(9) Major Properties

During the six months ended September 30, 2011, Nomura increased its stake in NLB, one of its affiliated companies, by acquiring additional NLB shares and thereby made it a subsidiary. Consequently, Nomura acquired the properties owned by NLB and its subsidiaries. As a result, the majority portion of land and buildings utilized mainly as the Company’s and NSC’s head offices (Chuo-ku, Tokyo) became Nomura-owned properties. Previously, these land and buildings had been predominantly leased and partially owned.

Item 3. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common stock	6,000,000,000
Class 1 preferred stock	200,000,000
Class 2 preferred stock	200,000,000
Class 3 preferred stock	200,000,000
Class 4 preferred stock	200,000,000

Total	6,000,000,000

The “Authorized Share Capital” is stated by the type of stock and the “Total” is the number of authorized share capital as referred in the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of September 30, 2011	Number of Issued Shares as of November 14, 2011	Trading Markets	Details
Common stock	3,822,562,601	3,822,562,601	Tokyo Stock Exchange(2)	1 unit is 100 shares
			Osaka Securities Exchange(2)
			Nagoya Stock Exchange(2)
			Singapore Stock Exchange
			New York Stock Exchange

Total	3,822,562,601	3,822,562,601	—	—

(1)	Shares that may have increased from exercise of stock options between November 1, 2011 and the submission date (November 14, 2011) are not included in the number of issued shares as of the submission date.
(2)	Listed on the First Section of each stock/securities exchange.

(2) Stock Options

Not applicable.

(3) Exercise of Moving Strike Bonds with Subscription Warrant

Not applicable.

(4) Rights Plan

Not applicable.

(5) Changes in Issued Shares, Shareholders’ Equity, etc.

Date	Increase/Decrease of Issued Shares	Total Issued Shares	Increase/Decrease of Shareholders’ Equity (Millions of yen)	Shareholders’ Equity (Millions of yen)	Increase/Decrease of Additional paid-in capital (Millions of yen)	Additional paid-in capital (Millions of yen)
July 1, 2011(1)	103,429,360	3,822,562,601	—	594,493	35,479	559,676

(1)	Due to the share exchange of the Company and NLB on July 1, 2011.

(6) Major Shareholders

		As of September 30, 2011
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	182,736	4.78
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo, Japan	137,525	3.59
SSBT OD05 Omnibus Account Treaty Clients	338 Pitt Street, Sydney, New South Wales, Australia	89,690	2.34
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	Woolgate House, Coleman Street, London, England	71,837	1.87
State Street Bank and Trust Company	Boston, Massachusetts, U.S.A.	61,356	1.60
The Bank of New York Treaty JASDEC Account	New York, New York, U.S.A.	37,850	0.99
Japan Trustee Services Bank, Ltd. (Trust Account 9)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	37,782	0.98
Kawasaki Gakuen	577 Matsushima, Kurashiki-Shi, Okayama, Japan	33,000	0.86
Japan Trustee Services Bank, Ltd. (Trust Account 4)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	32,969	0.86
State Street Bank and Trust Client Omnibus Account OM02	North Quincy, Massachusetts, U.S.A.	32,514	0.85

Total		717,259	18.76

(1)	The Company has 158,011 thousand shares of treasury stock as of September 30, 2011 which is not included in the Major Shareholders list above.
(2)	Sumitomo Mitsui Trust Holdings, Inc. (“SMTH”) submitted Reports of Possession of Large Volume on April 21, 2011 and Change Report on October 6, 2011. SMTH reported that they have 205,208 thousand shares of the Company as of September 30, 2011 as below. However, the Company specified these Major Shareholders according to list of shareholders as of September 30, 2011 because the Company could not confirm the number of SMTH’s holding shares as of the day and are not included in the above.

		As of September 30, 2011
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Sumitomo Trust & Banking Co., Ltd.	4-5-33, Kitahama, Chuo-Ku, Osaka-Shi, Osaka, Japan	95,571	2.50
Chuo Mitsui Asset Trust and Banking Co., Ltd.	3-23-1, Shiba, Minato-Ku, Tokyo, Japan	81,105	2.12
Chuo Mitsui Asset Management Co., Ltd	3-23-1, Shiba, Minato-Ku, Tokyo, Japan	5,577	0.15
Nikko Asset Management Co., Ltd.	9-7-1, Akasaka, Minato-Ku, Tokyo, Japan	22,955	0.60

Total		205,208	5.37

(7) Voting Rights

A. Outstanding Shares

As of September 30, 2011
	Number of Shares		Number of Votes	Description
Stock without voting right	—		—	—
Stock with limited voting right (Treasury stocks, etc.)	—		—	—
Stock with limited voting right (Others)	—		—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury Stocks	)	—	—
	Common stock 158,011,000 (Crossholding Stocks	)	—	—
Common stock 4,873,800
Stock with full voting right (Others)	Common stock 3,657,831,000		36,578,310	—
Shares less than 1 unit	Common stock 1,846,801		—	Shares less than 1 unit (100 shares)

Total Shares Issued	3,822,562,601		—	—

Voting Rights of Total Shareholders	—		36,578,310	—

2,000 shares held by Japan Securities Depository Center, Inc. are included in “Stock with full voting right (Others)”. 68 treasury stocks and 55 crossholding stocks are included in “Shares less than 1 unit”.

B. Treasury Stocks

		As of September 30, 2011
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	158,011,000	—	158,011,000	4.13
(Crossholding Stocks)
The Asahi Fire and Marine Insurance Co., Ltd.	7, Kanda Mitoshirocho, Chiyoda-Ku, Tokyo, Japan	2,528,800	—	2,528,800	0.06
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Nomura Real Estate Development Co., Ltd.	1-26-2, Nishi Shinjuku, Shinjuku-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Takagi Securities Co., Ltd.	1-3-1-400, Umeda, Kita-Ku, Osaka-Shi, Osaka, Japan	280,000	—	280,000	0.01
Tokyo Aircraft Instrument Co., Ltd.	2-2-6, Oyamagaoka, Machida- Shi, Tokyo, Japan	60,000	—	60,000	0.00
Nomura Japan Corporation	2-1-3 Nihonbashi Horidomecho, Chuo-Ku, Tokyo, Japan	5,000	—	5,000	0.00

Total	—	162,884,800	—	162,884,800	4.26

Item 4. Financial Information

1	Preparation Method of Consolidated Financial Statements

(1)	The consolidated financial statements have been prepared in accordance with accounting principles, procedures, and disclosures which are required in order to issue American Depositary Shares, i.e., U.S. generally accepted accounting principles, pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007).

(2)	The consolidated financial statements have been prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustments have been made to comply with the principles noted in (1) above.

2	Quarterly Review Certificate

Under Article 193-2 Section 1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed quarterly review of the consolidated financial statements for the three and six months ended September 30, 2011.

<Note>

Although Ernst & Young ShinNihon LLC reported that they applied limited procedures in accordance with professional standards in Japan on the interim consolidated financial statements, prepared in Japanese for the three and six months ended September 30, 2011, they have not performed any such limited procedures nor have they performed an audit on the English translated version of the consolidated financial statements for the above-mentioned periods which are included in this current report on Form 6-K.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED)

		Millions of yen
	Notes	March 31, 2011	September 30, 2011
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥1,620,340	¥551,639
Time deposits		339,419	506,817
Deposits with stock exchanges and other segregated cash		190,694	224,559

Total cash and cash deposits		2,150,453	1,283,015

Loans and receivables:
Loans receivable (including ¥554,180 million and ¥289,073 million measured at fair value by applying fair value option as of March 31, 2011 and September 30, 2011, respectively)	*3, 7	1,271,284	1,027,105
Receivables from customers		32,772	51,845
Receivables from other than customers		928,626	916,903
Allowance for doubtful accounts	*7	(4,860)	(4,828)

Total loans and receivables		2,227,822	1,991,025

Collateralized agreements:
Securities purchased under agreements to resell (including ¥904,126 million and ¥784,977 million measured at fair value by applying fair value option as of March 31, 2011 and September 30, 2011, respectively)	*3	9,558,617	8,885,582
Securities borrowed		5,597,701	5,565,997

Total collateralized agreements		15,156,318	14,451,579

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥4,621,042 million and ¥5,474,813 million as of March 31, 2011 and September 30, 2011, respectively; including ¥15,444 million and ¥18,412 million measured at fair value by applying fair value option as of March 31, 2011 and September 30, 2011, respectively)	*3, 4	14,952,511	15,277,420
Private equity investments (including ¥62,553 million and ¥56,511 million measured at fair value by applying fair value option as of March 31, 2011 and September 30, 2011, respectively)	*3	289,420	260,290

Total trading assets and private equity investments		15,241,931	15,537,710

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥300,075 million as of March 31, 2011 and ¥338,631 million as of September 30, 2011)		392,036	1,054,780
Non-trading debt securities	*3	591,797	854,698
Investments in equity securities	*3	91,035	81,030
Investments in and advances to affiliated companies	*7	273,105	202,620
Other (including ¥1,805 million measured at fair value by applying fair value option as of September 30, 2011)	*3, 9	568,493	1,479,214

Total other assets		1,916,466	3,672,342

Total assets		¥36,692,990	¥36,935,671

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

		Millions of yen
	Notes	March 31, 2011	September 30, 2011
LIABILITIES AND EQUITY
Short-term borrowings (including ¥183,524 million and ¥136,182 million measured at fair value by applying fair value option as of March 31, 2011 and September 30, 2011, respectively)	*3	¥1,167,077	¥1,196,630
Payables and deposits:
Payables to customers		880,429	788,930
Payables to other than customers		410,679	615,225
Deposits received at banks		812,500	932,220

Total payables and deposits		2,103,608	2,336,375

Collateralized financing:
Securities sold under agreements to repurchase (including ¥332,337 million and ¥97,705 million measured at fair value by applying fair value option as of March 31, 2011 and September 30, 2011, respectively)	*3	10,813,797	10,855,067
Securities loaned		1,710,191	1,767,817
Other secured borrowings		1,162,450	1,292,954

Total collateralized financing		13,686,438	13,915,838

Trading liabilities	*3, 4	8,688,998	7,446,965
Other liabilities	*3, 9	552,316	971,301
Long-term borrowings (including ¥2,300,606 million and ¥1,973,594 million measured at fair value by applying fair value option as of March 31, 2011 and September 30, 2011, respectively)	*3	8,402,917	8,754,189

Total liabilities		34,601,354	34,621,298

Commitments and contingencies	*13
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share;
Authorized—6,000,000,000 shares as of March 31, 2011 and September 30, 2011
Issued—3,719,133,241 shares as of March 31, 2011 and 3,822,562,601 shares as of September 30, 2011
Outstanding—3,600,886,932 shares as of March 31, 2011 and 3,661,224,195 shares as of September 30, 2011		594,493	594,493
Additional paid-in capital		646,315	684,777
Retained earnings		1,069,334	1,026,367
Accumulated other comprehensive income (loss)		(129,696)	(166,884)

Total NHI shareholders’ equity before treasury stock		2,180,446	2,138,753
Common stock held in treasury, at cost—118,246,309 shares as of March 31, 2011 and 161,338,406 shares as of September 30, 2011		(97,692)	(101,195)

Total NHI shareholders’ equity		2,082,754	2,037,558

Noncontrolling interests		8,882	276,815
Total equity		2,091,636	2,314,373

Total liabilities and equity		¥36,692,990	¥36,935,671

(1) Consolidated Balance Sheets—(Continued) (UNAUDITED)

The following table presents the classification of consolidated variable interest entities’ assets and liabilities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs. Please see Consolidated Financial Statements, Note 6. “Securitizations and Variable Interest Entities”.

	Billions of yen
	March 31, 2011	September 30, 2011
Cash and cash deposits	¥92	¥68
Trading assets	1,110	1,091
Other assets	132	609

Total assets	¥1,334	¥1,768

Trading liabilities	¥38	¥25
Borrowings	1,032	1,182
Other liabilities	7	34

Total liabilities	¥1,077	¥1,241

The accompanying notes are an integral part of these consolidated financial statements.

(2) Consolidated Statements of Operations (UNAUDITED)

		Millions of yen
	Notes	Six months ended September 30, 2010	Six months ended September 30, 2011
Revenue:
Commissions		¥201,598	¥182,706
Fees from investment banking		45,258	27,589
Asset management and portfolio service fees		68,566	75,767
Net gain on trading		162,962	93,484
Gain (loss) on private equity investments		(1,909)	(8,265)
Interest and dividends		145,717	240,375
Gain (loss) on investments in equity securities		(16,028)	(3,141)
Other		28,270	196,342

Total revenue		634,434	804,857
Interest expense		98,987	172,903

Net revenue		535,447	631,954

Non-interest expenses:
Compensation and benefits		248,781	278,876
Commissions and floor brokerage		45,038	46,997
Information processing and communications		90,915	87,091
Occupancy and related depreciation		45,597	47,063
Business development expenses		13,939	21,668
Other		63,109	160,533

Total non-interest expenses		507,379	642,228

Income (loss) before income taxes		28,068	(10,274)
Income tax expense	*12	23,100	15,947

Net income (loss)		4,968	(26,221)

Less: Net income attributable to noncontrolling interests		1,595	2,100

Net income (loss) attributable to NHI shareholders		¥3,373	¥(28,321)

		Yen	Yen
	Notes	Six months ended September 30, 2010	Six months ended September 30, 2011
Per share of common stock:	*10
Basic—
Net income (loss) attributable to NHI shareholders per share		¥0.92	¥(7.81)
Diluted—
Net income (loss) attributable to NHI shareholders per share		¥0.92	¥(7.81)

The accompanying notes are an integral part of these consolidated financial statements.

		Millions of yen
	Notes	Three months ended September 30, 2010	Three months ended September 30, 2011
Revenue:
Commissions		¥83,520	¥85,926
Fees from investment banking		24,892	13,819
Asset management and portfolio service fees		33,712	36,712
Net gain on trading		102,993	25,984
Gain (loss) on private equity investments		(963)	(2,315)
Interest and dividends		69,960	107,288
Gain (loss) on investments in equity securities		(5,685)	(2,544)
Other		11,989	112,977

Total revenue		320,418	377,847
Interest expense		44,795	76,258

Net revenue		275,623	301,589

Non-interest expenses:
Compensation and benefits		126,694	142,569
Commissions and floor brokerage		21,357	22,939
Information processing and communications		46,662	43,544
Occupancy and related depreciation		23,086	26,371
Business development expenses		6,780	12,333
Other		29,446	98,465

Total non-interest expenses		254,025	346,221

Income (loss) before income taxes		21,598	(44,632)
Income tax expense (benefit)	*12	19,660	(373)

Net income (loss)		1,938	(44,259)

Less: Net income attributable to noncontrolling interests		887	1,833

Net income (loss) attributable to NHI shareholders		¥1,051	¥(46,092)

		Yen	Yen
	Notes	Three months ended September 30, 2010	Three months ended September 30, 2011
Per share of common stock:	*10
Basic—
Net income (loss) attributable to NHI shareholders per share		¥0.29	¥(12.64)
Diluted—
Net income (loss) attributable to NHI shareholders per share		¥0.29	¥(12.65)

The accompanying notes are an integral part of these consolidated financial statements.

(3) Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	635,828	646,315
Issuance of common stock	—	30,356
Gain on sales of treasury stock	2,135	200
Issuance and exercise of common stock options	300	7,309
Purchase / sale (disposition) of subsidiary shares, etc., net	—	597

Balance at end of period	638,263	684,777

Retained earnings
Balance at beginning of year	1,074,213	1,069,334
Cumulative effect of change in accounting principle(1)	(4,734)	—
Net income (loss) attributable to NHI shareholders	3,373	(28,321)
Cash dividends(2)	(14,402)	(14,646)

Balance at end of period	1,058,450	1,026,367

Accumulated other comprehensive income (loss):
Cumulative translation adjustments
Balance at beginning of year	(74,330)	(97,426)
Net change during period	(33,447)	(38,218)

Balance at end of period	(107,777)	(135,644)

Defined benefit pension plans
Balance at beginning of year	(34,802)	(32,270)
Pension liability adjustment	1,808	529

Balance at end of period	(32,994)	(31,741)

Non-trading securities
Balance at beginning of year	—	—
Unrealized gain on non-trading securities	—	501

Balance at end of period	—	501

Balance at end of period	(140,771)	(166,884)

Common stock held in treasury
Balance at beginning of year	(68,473)	(97,692)
Repurchases of common stock	(37,367)	(8,942)
Sales of common stock	2	1
Common stock issued to employees	6,990	5,282
Other net change in treasury stock	—	156

Balance at end of period	(98,848)	(101,195)

Total NHI shareholders’ equity

Balance at end of period	2, 051,587	2, 037,558

Noncontrolling interests
Balance at beginning of year	6,085	8,882
Cash dividends	(68)	(1,309)
Net income attributable to noncontrolling interests	1,595	2,100
Accumulated other comprehensive income (loss) attributable to noncontrolling interests	(1,060)	(1,614)
Purchase / sale (disposition) of subsidiary shares, etc., net	0	272,729
Other net change in noncontrolling interests	2,535	(3,973)

Balance at end of period	9,087	276,815

Total equity
Balance at end of period	¥2,060,674	¥2,314,373

(1)    Cumulative effect of change in accounting principle for the six months ended September 30, 2010 are adjustments to initially apply Accounting Standards Updates “ASU” No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”).

(2) Dividends per share	Six months ended September 30, 2010	¥4.00	Three months ended September 30, 2010	¥4.00
	Six months ended September 30, 2011	¥4.00	Three months ended September 30, 2011	¥4.00

The accompanying notes are an integral part of these consolidated financial statements.

(4) Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Net income (loss)	¥4,968	¥(26,221)
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(34,507)	(39,995)
Defined benefit pension plans:
Pension liability adjustment	3,069	890
Deferred income taxes	(1,261)	(361)

Total	1,808	529
Non-trading securities:
Unrealized gain on non-trading securities	—	1,039
Deferred income taxes	—	(375)

Total	—	664

Total other comprehensive income (loss)	(32,699)	(38,802)

Comprehensive income (loss)	(27,731)	(65,023)
Less: Comprehensive income attributable to noncontrolling interest in subsidiaries	535	486

Comprehensive income (loss) attributable to NHI shareholders	¥(28,266)	¥(65,509)

The accompanying notes are an integral part of these consolidated financial statements.

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Net income (loss)	¥1,938	¥(44,259)
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(5,780)	(33,311)
Defined benefit pension plans:
Pension liability adjustment	472	420
Deferred income taxes	(194)	(164)

Total	278	256
Non-trading securities:
Unrealized gain (loss) on non-trading securities	—	(1,309)
Deferred income taxes	—	473

Total	—	(836)

Total other comprehensive income (loss)	(5,502)	(33,891)

Comprehensive income (loss)	(3,564)	(78,150)
Less: Comprehensive income attributable to noncontrolling interest in subsidiaries	354	851

Comprehensive income (loss) attributable to NHI shareholders	¥(3,918)	¥(79,001)

The accompanying notes are an integral part of these consolidated financial statements.

(5) Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Cash flows from operating activities:
Net income (loss)	¥4,968	¥(26,221)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	37,055	47,339
(Gain) loss on investments in equity securities	16,028	3,141
Deferred income taxes	18,508	7,507
Changes in operating assets and liabilities:
Time deposits	(66,987)	(216,001)
Deposits with stock exchanges and other segregated cash	(42,684)	(49,435)
Trading assets and private equity investments	(1,706,764)	(1,260,532)
Trading liabilities	1,096,676	(673,374)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	475,091	810,412
Securities borrowed, net of securities loaned	(977,595)	9,647
Other secured borrowings	(64,316)	130,504
Loans and receivables, net of allowance for doubtful accounts	(33,753)	114,998
Payables	(98,378)	212,075
Bonus accrual	(84,531)	(50,722)
Accrued income taxes, net	(12,470)	4,310
Other, net	343,622	36,223

Net cash used in operating activities	(1,095,530)	(900,129)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(93,648)	(72,369)
Proceeds from sales of office buildings, land, equipment and facilities	59,634	45,939
Proceeds from sales of investments in equity securities	1,955	5,305
Decrease (increase) in loans receivable at banks, net	(15,950)	20,921
Decrease (increase) in non-trading debt securities, net	(163,037)	2,098
Other, net	5,964	41,393

Net cash provided by (used in) investing activities	(205,082)	43,287

Cash flows from financing activities:
Increase in long-term borrowings	1,302,017	1,062,997
Decrease in long-term borrowings	(584,219)	(1,372,456)
Decrease in short-term borrowings, net	(84,922)	(30,833)
Increase in deposits received at banks, net	257,753	179,749
Proceeds from sales of common stock held in treasury	6	7
Payments for repurchases of common stock held in treasury	(37,367)	(8,281)
Payments for cash dividends	(14,680)	(14,408)

Net cash provided by (used in) financing activities	838,588	(183,225)

Effect of exchange rate changes on cash and cash equivalents	(23,719)	(28,634)

Net decrease in cash and cash equivalents	(485,743)	(1,068,701)
Cash and cash equivalents at beginning of period	1,020,647	1,620,340

Cash and cash equivalents at end of period	¥534,904	¥551,639

Supplemental information:
Cash paid during the period for—
Interest	¥95,511	¥189,546
Income tax payments, net	¥17,063	¥4,130

Non cash activities—

Business acquisitions:

During the six months ended September 30, 2011, as a result of business acquisitions, the total amount of increased assets, excluding cash and cash equivalents and total amount of increased liabilities, were ¥2,132,740 million and ¥1,784,621 million, respectively.

Others:

During the six months ended September 30, 2010, as a result of adoption for ASU 2009-17, the total amount of increased assets, excluding cash and cash equivalents and total amount of increased liabilities, were ¥283,697 million and ¥298,331 million, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements (UNAUDITED)

1. Basis of accounting:

In December 2001, Nomura Holdings Inc. (the “Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Therefore, the Company and other entities in which it has a controlling financial interest (collectively “Nomura”) prepares its consolidated financial statements in accordance with the accounting principles, procedures and presentations which are required in order to issue ADS, i.e., the U.S. generally accepted accounting principles (“U.S. GAAP”), pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007) .

The following paragraphs describe the major differences between U.S. GAAP applied by Nomura and accounting principles generally accepted in Japan (“Japanese GAAP”) for the six and three months ended September 30, 2011. Where the effect of these major differences are significant to Income before income taxes, Nomura discloses as (higher) or (lower) below the amount by which Income before income taxes based on U.S. GAAP was higher or lower than Japanese GAAP, respectively.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interest in an entity or by identifying the primary beneficiary. Under Japanese GAAP, the scope of consolidation is primarily determined by both ownership level of voting interests and the “Financial controlling model”, taking into account factors other than ownership level of voting interest in an entity.

In addition, U.S. GAAP provides the definition of investment companies for which the audit and accounting guide are applied, and these entities that are subject to such guide carry all of their investments at fair value, with changes in fair value recognized through the consolidated statement of operations. Under Japanese GAAP, in situations where a venture capital holds other companies’ shares for trading and investment promotion purposes, such companies are not considered as subsidiaries even if such shareholding otherwise meets the control criteria.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP applicable to broker-dealers, minority investments in equity securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in net assets as a separate item. The effect on Income before income taxes prepared under Japanese GAAP, therefore, does not reflect ¥15,565 million (lower) and ¥3,639 million (lower) for the six months ended September 30, 2010 and 2011, respectively, and ¥4,972 million (lower) and ¥2,367 million (lower) for the three months ended September 30, 2010 and 2011, respectively.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP applicable to broker-dealers, unrealized gains and losses on non-trading debt securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of net assets. The effect on Income before income taxes prepared under Japanese GAAP, therefore, does not reflect ¥6,538 million (higher) and ¥7,119 million (higher) for the six months ended September 30, 2010 and 2011, respectively, and ¥2,664 million (higher) and ¥4,671 million (higher) for the three months ended September 30, 2010 and 2011, respectively.

Retirement and severance benefit—

Under U.S. GAAP, gains or losses resulting from either experience that is different from an actuarial assumption or a change in assumption is amortized over the average remaining service period of employees when such gain or loss at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets. Further, U.S. GAAP requires recognition of the funded status of postretirement plans as an asset or a liability, measured as the difference between the fair value of the plan asset and the benefit obligation. Under Japanese GAAP, the gain or loss is amortized over a certain period regardless of the Corridor.

Amortization of goodwill and equity method goodwill—

        Under U.S. GAAP, goodwill must not be amortized and must be tested for impairment periodically. Under Japanese GAAP, goodwill must be amortized over certain periods within 20 years based on the straight-line method. Therefore, the effect on Income before income taxes, compared with Japanese GAAP is ¥3,138 million (higher) and ¥3,116 million (higher) for the six months ended September 30, 2010 and 2011, respectively, and ¥1,519 million (higher) and ¥1,598 million (higher) for the three months ended September 30, 2010 and 2011, respectively.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and the valuation adjustments of derivative contracts are recognized in the statements of operations or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are valued at fair value and valuation adjustments of derivative contracts, net of applicable tax, are recognized in net assets as a separate item.

Fair value for financial assets and financial liabilities—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and liabilities which are otherwise not to be measured at fair value (“the fair value option”). If an entity elects the fair value option, changes in the fair value in subsequent reporting periods must be recognized through earnings. Under Japanese GAAP, the fair value option is not permitted. Therefore, under Japanese GAAP, the effect on Income before income taxes does not reflect ¥13,966 million (higher) and ¥3,993 million (lower) for the six months ended September 30, 2010 and 2011, respectively, and ¥13,602 million (higher) and ¥4,195 million (lower) for the three months ended September 30, 2010 and 2011, respectively. In addition, non-marketable stocks which are valued at fair value in the consolidated financial statements shall be valued at cost except in case of impairment loss recognition under Japanese GAAP.

Offsetting of amounts related to certain contracts—

U.S. GAAP allows an entity that is party to a master netting arrangement to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Japanese GAAP does not allow such offsetting of amounts.

Stock issuance costs—

Under U.S. GAAP, the stock issuances costs are deducted from the capital. Under Japanese GAAP, the paid in amount before deduction of stock issuance costs is recorded as capital and the stock issuance costs are either immediately expensed at once or capitalized as deferred asset and amortized over up to three years.

Accounting for change in controlling interest in consolidated subsidiary’s shares—

Under U.S. GAAP, when the parent’s ownership interest decreases as a result of sales of the subsidiary’s common shares by the parent and such subsidiary becomes an equity method investee, the parent’s remaining investment in the former subsidiary is measured at fair value as of the date of loss of controlling interest and the related valuation gain or loss is recognized. Under Japanese GAAP, the remaining investment on the parent’s consolidated balance sheet is computed as the investment valuation amount computed under the equity method of accounting, which is equal to the sum of the carrying amount of investment in the equity method investee recorded in the parent’s stand-alone balance sheet and the result derived via multiplying the adjustments to such investment recorded during the period from the initial date of acquisition of subsidiary to the date of loss of control by the ratio of the remaining share holding percentage against the holding percentage prior to the loss of control.

2. New accounting pronouncements recently adopted and future accounting developments:

New accounting pronouncements recently adopted—

The following new accounting pronouncement relevant to Nomura has been adopted during the three months ended September 30, 2011:

Accounting for troubled debt restructurings

In April 2011, the Financial Accounting Standards Board (“FASB”) issued amendments to Accounting Standard Codification (“ASC”) No. 310 “Receivables” through issuance of Accounting Standard Update (“ASU”) No. 2011-02 “Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring” (“ASU 2011-02”). These amendments provide additional guidance and clarification to creditors in determining whether a debt restructuring constitutes a troubled debt restructuring.

ASU 2011-02 is effective for interim or annual periods beginning on or after June 15, 2011 and should be applied retrospectively to the beginning of the annual period of adoption.

As a result of issuance of ASU 2011-02, new disclosures around troubled debt restructuring required by ASU 2010-20 “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” are also effective for interim or annual periods beginning on or after June 15, 2011.

Nomura adopted ASU 2011-02 from July 1, 2011 and they have not had a material impact on these consolidated financial statements.

See Note 7 “Financing Receivables” in these consolidated financial statements where the new disclosures have been provided.

The following new accounting pronouncements relevant to Nomura have been adopted during the three months ended June 30, 2011:

Disclosure of supplementary pro forma information for business combinations

In December 2010, the FASB issued amendments to ASC 805 “Business Combinations” (“ASC 805”) through issuance of ASU 2010-29 “Business Combinations (Topic 805): Disclosures of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”). These amendments address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. When a business combination has occurred, ASU 2010-29 requires a reporting entity such as Nomura that presents comparative financial statements to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 also expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

ASU 2010-29 is effective prospectively for business combinations occurring in fiscal years beginning on or after December 15, 2010 with early adoption permitted.

Nomura adopted ASU 2010-29 from April 1, 2011. Because the new requirements only provide clarification on disclosure requirements, they have not had a material impact on these consolidated financial statements.

Clarifications on impairment testing of goodwill and other intangibles

In December 2010, the FASB issued amendments to ASC 350 “Intangibles—Goodwill and Other” (“ASC 350”) through issuance of ASU 2010-28 “Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU 2010-28”). These amendments address questions about determination of the impairment of goodwill in certain narrow circumstances. Under ASC 350, testing for goodwill impairment is a two-step test conducted at a “reporting unit” level. When a goodwill impairment test is performed, a reporting entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, a reporting entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts by requiring performance of Step 2 of the test if it is more likely than not that a goodwill impairment exists. Upon adoption of the ASU, a reporting entity with a reporting unit that has a carrying amounts that is zero or negative is required to assess whether it is more likely than not that the reporting unit’s goodwill is impaired.

ASU 2010-28 is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2010.

Nomura adopted ASU 2010-28 from April 1, 2011 and they have not had a material impact on these consolidated financial statements.

Fair value measurement disclosures

In January 2010, the FASB issued amendments to ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) through issuance of ASU 2010-06 “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). These amendments expand fair value disclosure requirements, including a requirement that information about purchases, sales, issuances and settlements of Level 3 instruments be provided on a gross basis.

The majority of the disclosure requirements of ASU 2010-06 were effective for interim or annual periods beginning after December 15, 2009, which for Nomura was the fourth quarter beginning January 1, 2010. Gross information on purchases, sales, issuances and settlements is required in fiscal years beginning after December 15, 2010 which for Nomura was the fiscal year beginning April 1, 2011.

Because ASU 2010-06 only introduces new disclosures and do not impact upon how Nomura measures fair value, they have not had a material impact on these consolidated financial statements.

Revenue recognition of multiple-deliverable revenue arrangements

In October 2009, the FASB issued amendments to ASC 605 “Revenue Recognition” through issuance of ASU 2009-13 “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”). These amendments revise the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit.

ASU 2009-13 is effective prospectively from fiscal years beginning on or after June 15, 2010 with early adoption permitted. Nomura adopted these amendments to ASC 605 from April 1, 2011 and they have not had a material impact on these consolidated financial statements.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Goodwill impairment testing

In September 2011, the FASB issued amendments to ASC 350 through issuance of ASU 2011-08 “Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment” (ASU 2011-08). These amendments simplify goodwill impairment testing by permitting a reporting entity to initially assess qualitatively whether it is necessary to perform the current quantitative two-step goodwill impairment test required by ASC 350. If the reporting entity determines that it is not more-likely-than-not (i.e. greater than 50%) that a reporting unit’s fair value is less than its carrying amount, the quantitative test is not required.

ASU 2011-08 is effective prospectively for goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted.

Nomura currently expects to adopt ASU 2011-08 from April 1, 2012. Because the amendments only simplify when a quantitative test is required rather than change either the level at which the test is performed or the quantitative test itself, they are not expected to have a material impact on these consolidated financial statements.

Presentation of comprehensive income

In June 2011, the FASB issued amendments to ASC 220 “Comprehensive Income” (“ASC 220”) through issuance of ASU 2011-05 “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU 2011-05”). These amendments revise the manner in which reporting entities present comprehensive income in their financial statements. The amendments remove certain presentation options in ASC 220 and require reporting entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.

ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 with early adoption permitted.

In October 2011, the FASB announced a project to consider deferring certain aspects of ASU 2011-05. Nomura currently expects to adopt ASU 2011-05 from April 1, 2012 excluding those aspects that are deferred. Because these amendments only change how comprehensive income is presented within these consolidated financial statements rather than changing whether an item must be reported in other comprehensive income or when an item of other comprehensive income is reclassified to earnings, they are not expected to have a material impact on these consolidated financial statements.

Fair value measurement and disclosures

In May 2011, the FASB issued amendments to ASC 820 through issuance of ASU 2011-04 “Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”), which amends the descriptions for measuring fair value and existing fair value measurement disclosures and in particular:

•

Prohibits application of block discounts for all fair value measurements, regardless of classification in the fair value hierarchy, and clarifies how other premiums or discounts should be applied in a fair value measurement;

•	Allows the fair value of certain financial instruments held in a portfolio to be measured on the basis of the net position being managed if certain criteria are met;

•	Clarifies that the concepts of highest and best use and valuation premise in a fair value measurement are not relevant for most financial assets and financial liabilities;

•

Clarifies that the fair value of own equity instrument classified in shareholders’ equity and certain liabilities should be measured from the perspective of a market participant that holds the instrument as an asset;

•

Clarifies that the principal market should be determined based on the market with greatest volume and level that a reporting entity can access, which is usually the market in which the reporting entity usually transacts;

•	Requires additional qualitative and quantitative disclosures around fair value measurements, including more information around Level 3 inputs.

ASU 2011-04 is effective prospectively during interim and annual periods beginning after December 15, 2011. Early adoption is not permitted.

Nomura will adopt ASU 2011-04 from January 1, 2012 and is currently evaluating the impact of them on these consolidated financial statements.

Accounting for repurchase agreements and similar transactions

In April 2011, the FASB issued amendments to ASC 860 “Transfers and Servicing” (“ASC 860”) through issuance of ASU 2011-03 “Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements” (“ASU 2011-03”). These amendments modify the effective control criterion for when repurchase agreements and similar transactions are accounted for as secured financing transactions or sales. Currently, when assessing effective control, one of the conditions a transferor has to meet is the ability to repurchase or redeem the financial assets even in the event of default of the transferee. This ability is demonstrated through obtaining cash or other collateral sufficient to fund substantially all of the cost to purchase replacement assets should the transferee fail to return the transferred asset. These amendments remove this condition and consequently, the level of cash collateral, haircuts and ongoing margining received by the transferor in a repurchase agreement or other similar agreement is now irrelevant in determining if it should be accounted for as a sale.

ASU 2011-03 is effective prospectively for new transactions and modifications of existing transactions that occur during the first interim or annual period beginning on or after December 15, 2011. Early adoption is not permitted.

Nomura will adopt ASU 2011-03 from January 1, 2012 and does not expect these to have a material impact on these consolidated financial statements. Certain Japanese securities lending transactions undertaken after adoption date will be accounted for as secured borrowings rather than sales in these consolidated financial statements as the criteria for derecognition of the transferred financial assets under ASC 860 will no longer be met. The amounts of securities derecognized from the consolidated balance sheets under this type of securities lending transaction as of March 31, 2011 and as of September 30, 2011 were ¥291,870 million and ¥227,481 million, respectively.

3. Fair value of financial instruments:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Financial assets carried at fair value also include investments in certain funds for which Nomura applies ASC 820 where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

During the six months ended September 30, 2011, an insurance company became a subsidiary of Nomura (“insurance subsidiary”). Nomura measures the non-trading securities that are held by the insurance subsidiary at fair value, with changes in fair value recognized through Other comprehensive income (loss) in the consolidated statements of comprehensive income on a net-of-tax basis. These non-trading securities are included in Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets. As of September 30, 2011, Non-trading debt securities includes ¥212 billion of these non-trading debt securities which mainly consist of government, state, municipal and government agency securities. ¥2 billion of related unrealized gains and ¥1 billion of related unrealized losses were recognized from the amount of Non-trading debt securities. Other Assets—Other includes ¥71 billion of these investments in equity securities for other than operating purpose, ¥3 billion of related unrealized gains and ¥3 billion of related unrealized losses were recognized. Non-trading debt securities were sold ¥106 billion, ¥1 billion of related realized gain and no significant amount of related realized loss were recognized for the six months ended September 30, 2011. Non-trading debt securities were sold ¥103 billion, ¥1 billion of related realized gain and no significant amount of related realized loss were recognized for the three months ended September 30, 2011. ¥6 billion of Investments in equity securities for other than operating purposes were sold, no significant amount of related realized gain and no significant amount of related realized loss were recognized for the six months ended September 30, 2011. ¥5 billion of Investments in equity securities for other than operating purposes were sold, no significant amount of related realized gain and no significant amount of related realized loss were recognized for the three months ended September 30, 2011. The balance of debt securities consists of ¥14 billion with maturities within one year, ¥46 billion with maturities over one year and within five years, ¥136 billion with maturities over five years and within ten years and ¥16 billion with maturities over ten years.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believes other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s liabilities as is used to measure counterparty credit risk on Nomura’s assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The global risk management unit reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models, and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which include base assumptions underlying valuation pricing models.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese government, U.S. government, governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading securities positions and are reported within Trading assets in the consolidated balance sheets. Government, state, municipal, and government agency securities, including Securities pledged as collateral, represented 19% of total assets as of March 31, 2011 and 20% as of September 30, 2011. The following tables present geographic allocations of Nomura’s trading assets related to government, state, municipal, and government agency securities. See Note 4. “Derivative instruments and hedging activities” about the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2011
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥2,822	¥1,184	¥2,640	¥370	¥7,016

	Billions of yen
	September 30, 2011
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥2,643	¥1,924	¥2,538	¥329	¥7,434

(1)	Other than above, there were ¥410 billion of government, state, municipal and agency securities in Other assets—Non-trading debt securities as of March 31, 2011 and ¥642 billion as of September 30, 2011. The vast majority of these securities are Japanese government, states, municipalities and agency securities.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (the “fair value hierarchy”) based on the transparency of inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

The following tables present the amounts of Nomura’s financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2011 and September 30, 2011, respectively within the fair value hierarchy. The presentation as of March 31, 2011 has been reclassified to confirm assets and liabilities classification of the current period presentation.

	Billions of yen
	March 31, 2011
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2011
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥951	¥1,230	¥121	¥—	¥2,302
Private equity(3)	—	—	289	—	289
Japanese government securities	2,663	—	—	—	2,663
Japanese agency and municipal securities	—	159	—	—	159
Foreign government, agency and municipal securities	3,382	789	23	—	4,194
Bank and corporate debt securities and loans for trading purposes	—	1,568	51	—	1,619
Commercial mortgage-backed securities (“CMBS”)	—	171	28	—	199
Residential mortgage-backed securities (“RMBS”)	—	1,963	3	—	1,966
Mortgage and other mortgage-backed securities	—	2	128	—	130
Collateralized debt obligations (“CDO”) and other(4)	—	72	34	—	106
Investment trust funds and other	85	29	10	—	124

Total cash instruments	7,081	5,983	687	—	13,751

Derivatives(5):
Equity contracts	653	721	98	—	1,472
Interest rate contracts	16	11,750	203	—	11,969
Credit contracts	—	1,863	203	—	2,066
Foreign exchange contracts	0	1,266	49	—	1,315
Commodity contracts	29	64	4	—	97
Netting	—	—	—	(15,428)	(15,428)

Total derivatives	698	15,664	557	(15,428)	1,491

Subtotal	¥7,779	¥21,647	¥1,244	¥(15,428)	¥15,242

Loans and receivables(6)	—	543	11	—	554
Collateralized agreements(7)	—	904	—	—	904
Other assets
Non-trading debt securities	513	79	0	—	592
Other	121	0	25	—	146

Total	¥8,413	¥23,173	¥1,280	¥(15,428)	¥17,438

Liabilities:
Trading liabilities
Equities	¥1,444	¥91	¥—	¥—	¥1,535
Japanese government securities	1,588	—	—	—	1,588
Japanese agency and municipal securities	—	2	—	—	2
Foreign government, agency and municipal securities	3,018	509	—	—	3,527
Bank and corporate debt securities	—	316	—	—	316
Commercial mortgage-backed securities (“CMBS”)	—	1	—	—	1
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDO”) and other(4)	—	0	—	—	0
Investment trust funds and other	64	—	—	—	64

Total cash instruments	6,114	919	—	—	7,033

Derivatives(5):
Equity contracts	723	784	70	—	1,577
Interest rate contracts	15	11,861	192	—	12,068
Credit contracts	—	1,835	258	—	2,093
Foreign exchange contracts	0	1,341	47	—	1,388
Commodity contracts	19	82	6	—	107
Netting	—	—	—	(15,577)	(15,577)

Total derivatives	757	15,903	573	(15,577)	1,656

Subtotal	¥6,871	¥16,822	¥573	¥(15,577)	¥8,689

Short-term borrowings(8)	—	182	1	—	183
Payables and deposits(9)	—	0	1	—	1
Collateralized financing(7)	—	332	—	—	332
Long-term borrowings(8)(10)(11)	126	1,663	144	—	1,933
Other liabilities	44	—	—	—	44

Total	¥7,041	¥18,999	¥719	¥(15,577)	¥11,182

	Billions of yen
	September 30, 2011
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of September 30, 2011
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥625	¥1,072	¥134	¥—	¥1,831
Private equity(3)	—	—	260	—	260
Japanese government securities	2,530	—	—	—	2,530
Japanese agency and municipal securities	—	113	—	—	113
Foreign government, agency and municipal securities	3,729	1,038	24	—	4,791
Bank and corporate debt securities and loans for trading purposes	—	1,480	66	—	1,546
Commercial mortgage-backed securities (“CMBS”)	—	112	8	—	120
Residential mortgage-backed securities (“RMBS”)	—	1,969	4	—	1,973
Mortgage and other mortgage-backed securities	—	1	111	—	112
Collateralized debt obligations (“CDO”) and other(4)	—	141	19	—	160
Investment trust funds and other	134	26	9	—	169

Total cash instruments	7,018	5,952	635	—	13,605

Derivatives(5):
Equity contracts	901	972	37	—	1,910
Interest rate contracts	18	21,080	151	—	21,249
Credit contracts	—	2,380	311	—	2,691
Foreign exchange contracts	0	2,102	89	—	2,191
Commodity contracts	3	22	3	—	28
Netting	—	—	—	(26,136)	(26,136)

Total derivatives	922	26,556	591	(26,136)	1,933

Subtotal	¥7,940	¥32,508	¥1,226	¥(26,136)	¥15,538

Loans and receivables(6)	—	282	7	—	289
Collateralized agreements(7)	—	785	—	—	785
Other assets
Non-trading debt securities	661	187	7	—	855
Other(3)	147	9	78	—	234

Total	¥8,748	¥33,771	¥1,318	¥(26,136)	¥17,701

Liabilities:
Trading liabilities
Equities	¥943	¥101	¥—	¥—	¥1,044
Japanese government securities	1,645	—	—	—	1,645
Japanese agency and municipal securities	—	2	—	—	2
Foreign government, agency and municipal securities	2,444	417	—	—	2,861
Bank and corporate debt securities	—	207	1	—	208
Commercial mortgage-backed securities (“CMBS”)	—	1	—	—	1
Residential mortgage-backed securities (“RMBS”)	—	1	—	—	1
Mortgage and other mortgage-backed securities	—	0	—	—	0
Investment trust funds and other	24	0	—	—	24

Total cash instruments	5,056	729	1	—	5,786

Derivatives(5):
Equity contracts	919	982	28	—	1,929
Interest rate contracts	20	21,031	169	—	21,220
Credit contracts	—	2,363	333	—	2,696
Foreign exchange contracts	—	1,989	72	—	2,061
Commodity contracts	1	28	4	—	33

Netting	—	—	—	(26,278)	(26,278)

Total derivatives	940	26,393	606	(26,278)	1,661

Subtotal	¥5,996	¥27,122	¥607	¥(26,278)	¥7,447

Short-term borrowings(8)	—	121	15	—	136
Payables and deposits(9)	—	0	1	—	1
Collateralized financing(7)	—	98	—	—	98
Long-term borrowings(8)(10)(11)	104	1,604	(66)	—	1,642
Other liabilities	23	—	—	—	23

Total	¥6,123	¥28,945	¥557	¥(26,278)	¥9,347

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	Includes investments in certain funds measured at fair value on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)	Includes collateralized loan obligations (CLO) and asset-backed securities (ABS) (e.g., credit card loans, auto loans, student loans and etc.).
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds.
(6)	Includes loans elected for the fair value option.
(7)	Includes collateralized agreements or collateralized financing elected for the fair value option.
(8)	Includes structured notes elected for the fair value option.
(9)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(10)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(11)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.

Valuation methodology by major class of financial asset and financial liability

The valuation methodology used by Nomura to estimate fair value for major classes of financial assets and financial liabilities, together with the significant inputs which determine classification in the fair value hierarchy, is as follows:

Equities—Equities include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid/offer prices as applicable or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value, even if Nomura has a large “block” holding and the block could not be disposed of in its entirety at the quoted price. Listed equities traded in inactive markets are valued using the exchange price as adjusted to reflect liquidity and bid offer spreads and are classified in Level 2. Unlisted equity securities are valued using the same methodology as private equity investments described below and are usually classified as Level 3 because of the management judgment involved. As a practical expedient, fund investments are generally valued using NAV per share where available. Publicly traded mutual funds which are valued using a daily NAV per share are classified as Level 1. Investments in funds where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified as Level 2. Investments in funds where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3.

Private equity—The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from the carrying value. In reaching that determination, Nomura primarily uses either its own internal valuation models based on estimated future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations such as EV/EBITDA (Enterprise Value/EBITDA), PE Ratio (Price/Earnings Ratio), Price/Embedded Value Ratio and other multiples based on relationships between numbers reported in the financial statements and the price of comparable companies. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified as Level 3.

Government, state, municipal and agency securities—Japanese and other G7 government securities are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified as Level 2 as they are traded in markets that are not considered to be active. Certain non-G7 securities may be classified as Level 1 because they trade in active markets. Certain securities may be classified as Level 3 because they trade infrequently and there is not sufficient information from comparable securities to classify them as Level 2.

Corporate debt securities—The valuation of corporate debt securities is primarily performed using internal models and market inputs such as price quotes and recent market transactions of identical or similar debt, yield curves, asset swap spreads and credit default spreads. Most corporate debt securities are classified in Level 2 because the modeling inputs are usually observable. Certain corporate debt securities may be classified as Level 1 because they trade in active markets where there is sufficient information from a liquid exchange or multiple sources and they are valued using an unadjusted quote for an identical instrument. Certain securities may be classified as Level 3 because they trade infrequently and there is insufficient information from comparable securities to classify them as Level 2.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. CMBS and RMBS securities are classified primarily as Level 2 if all significant inputs are observable. For certain asset classes, no direct pricing sources or comparable indices are available and valuation is based on a combination of indices. These securities are classified as Level 3.

Mortgage and other mortgage-backed securities—The fair value of other mortgage backed securities is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. Where all significant inputs are observable, the securities will be classified as Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are classified as Level 3.

Collateralized debt obligations (“CDO”) and other—CDOs are valued using internal models where quoted market prices do not exist. Key inputs used by the model include market spread data for each credit rating, prepayment speeds, recovery rates and default probabilities. Where all significant inputs are observable, the securities will be classified as Level 2. Since some of these inputs are unobservable, certain CDOs are classified as Level 3 where the unobservable inputs are significant.

Investment trust funds and other—Investment trust funds are generally valued using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified as Level 1. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified as Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3.

Derivatives—Exchange-traded derivatives are usually valued using unadjusted quoted market prices and are therefore classified as Level 1. Where exchange-traded derivatives are not valued at the exchange price due to timing differences, these are classified as Level 2. OTC derivatives are valued by internal models using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Valuation techniques include simple discounted expected cash flow techniques and Black-Scholes and Monte Carlo simulations. For OTC derivatives that trade in liquid markets, such as plain vanilla forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence. Derivatives that are valued using models with significant unobservable inputs such as correlation, long-dated volatility, credit curves or other unobservable inputs are classified within Level 3. Examples of derivatives classified as Level 3 by Nomura include exotic interest rate derivatives, exotic foreign exchange derivatives, exotic equity derivatives, exotic derivatives including a combination of interest rate, foreign exchange and equity risks and certain other transactions including long-dated or exotic credit derivatives. Valuation adjustments are recorded to model valuations which do not calibrate to market and consider all factors that would impact fair value including bid offer, liquidity and credit risk; both with regards to counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities.

Loans—Loans carried at fair value either as trading assets or through election of the fair value option are valued primarily through internal models using similar inputs to corporate debt securities as quoted prices are usually not available. Where there are no significant inputs which are unobservable, loans are classified as Level 2. Certain loans, however, may be classified as Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them as Level 2.

Collateralized agreements and Collateralized financing—Resale and repurchase agreements carried at fair value through election of the fair value option are valued using discounted cash flow models. Key inputs include expected future cash flows, interest rates and collateral funding spreads such as general collateral or special rates. Resale and repurchase agreements are generally classified in Level 2 of the fair value hierarchy as unobservable inputs are not significant. Where the unobservable inputs are significant, they will be classified in Level 3.

Non-trading debt securities—These are debt securities held by certain non-broker dealer subsidiaries in the group and are valued and classified in the fair value hierarchy using the same methodology used for other debt securities classified as government, agency and municipal bonds and bank and corporate debt securities described above.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate. The fair value of structured notes is estimated using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, and also the amount at the measurement date that Nomura would pay to transfer the identical liability or would receive if the identical liability is entered at the measurement date. The fair value of structured notes includes an adjustment to reflect Nomura’s own creditworthiness. This adjustment can differ depending on the market in which the structured note is issued and traded. Structured notes are generally classified in Level 2 of the fair value hierarchy as unobservable inputs are not significant. Where the unobservable inputs are significant, they will be classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 and therefore the transaction is accounted for as a secured borrowing. This liability is valued using the same methodology that is applied to the transferred financial assets which remain on the consolidated balance sheets and is therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

Level 3 financial assets and financial liabilities

Level 3 financial assets and financial liabilities consist of instruments whose valuations are significantly dependent on inputs which are unobservable in the market.

Financial instruments classified as Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

The following tables in this note that relate to the six months ended September 30, 2010 and the three months ended September 30, 2010 are prepared in accordance with the disclosure requirements in effect prior to certain amendments to ASC 820 that Nomura adopted during the year ended March 31, 2011.

The following tables present the gains and losses as well as increases and decreases of assets and liabilities measured at fair value on a recurring basis which Nomura classified as Level 3 for the six months ended September 30, 2010 and 2011, three months ended September 30, 2010 and 2011, respectively.

	Billions of yen
	Six months ended September 30, 2010
		Unrealized and realized gains/losses included in revenue
	Opening balance as of six months ended September 30, 2010	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)(3)	Net transfers in / (out of) Level 3(4)	Balance as of six months ended September 30, 2010
Assets:
Trading assets and private equity investments
Equities	¥164	¥(2)	¥—	¥—	¥(0)	¥(2)	¥(26)	¥(1)	¥135
Private equity	325	—	—	(2)	—	(2)	(13)	—	310
Japanese agency and municipal securities	0	0	—	—	—	0	3	0	3
Foreign government, agency and municipal securities	22	2	—	—	—	2	1	5	30
Bank and corporate debt securities and loans for trading purposes	131	4	—	—	0	4	(14)	(3)	118
Commercial mortgage-backed securities (“CMBS”)	27	0	—	—	—	0	(3)	(14)	10
Residential mortgage-backed securities (“RMBS”)	4	0	—	—	—	0	(1)	3	6
Mortgage and other mortgage-backed securities	117	2	—	—	—	2	40	2	161
Collateralized debt obligations (“CDO”) and other	43	(1)	—	—	—	(1)	(14)	(2)	26
Investment trust funds and other	10	1	—	—	—	1	(1)	—	10

Total cash instruments	843	6	—	(2)	(0)	4	(28)	(10)	809

Derivative contracts, net(5)
Equity contract	32	5	—	—	—	5	(3)	3	37
Interest rate contracts	9	34	—	—	—	34	(8)	(14)	21
Credit contracts	(58)	(38)	—	—	—	(38)	47	5	(44)
Foreign exchange contracts	(2)	(2)	—	—	—	(2)	(0)	4	(0)
Commodity contracts	(0)	1	—	—	—	1	(0)	(1)	(0)

Total derivative, net	(19)	(0)	—	—	—	(0)	36	(3)	14

Subtotal	¥824	¥6	¥—	¥(2)	¥(0)	¥4	¥8	¥(13)	¥823

Loans and receivables	10	0	—	—	—	0	(1)	(6)	3
Other assets	38	(0)	1	—	—	1	(1)	(0)	38

Total	¥872	¥6	¥1	¥(2)	¥(0)	¥5	¥6	¥(19)	¥864

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥—	¥—	¥(0)	¥0	¥(0)	¥0
Bank and corporate debt securities	0	—	—	—	—	—	(0)	—	—

Subtotal	¥0	¥(0)	¥—	¥—	¥—	¥(0)	¥(0)	¥(0)	¥0

Short-term borrowings	9	1	—	—	—	1	(6)	3	5
Payables and deposits	0	(0)	—	—	—	(0)	(0)	(0)	(0)
Long-term borrowings	(127)	22	—	—	—	22	249	(11)	89

Total	¥(118)	¥23	¥—	¥—	¥—	¥23	¥243	¥(8)	¥94

	Billions of yen
	Six months ended September 30, 2011
	Beginning balance as of six months ended September 30, 2011	Net gain (loss)(6)	Other comprehensive income (loss)	Purchases/ issuances(7)	Sales/ redemption(7)	Settlement	Foreign exchange movements	Net transfers in / (out of) Level 3(4)	Balance as of six months ended September 30, 2011
Assets:
Trading assets and private equity investments
Equities	¥121	¥(11)	¥—	¥41	¥(11)	¥—	¥(4)	¥(2)	¥134
Private equity	289	(12)	—	1	(7)	—	(11)	—	260
Japanese agency and municipal securities	—	—	—	3	(3)	—	—	—	—
Foreign government, agency and municipal securities	23	3	—	124	(116)	—	—	(10)	24
Bank and corporate debt securities and loans for trading purposes	51	(2)	—	77	(69)	—	(2)	11	66
Commercial mortgage-backed securities (“CMBS”)	28	0	—	—	(21)	—	(1)	2	8
Residential mortgage-backed securities (“RMBS”)	3	(0)	—	0	(0)	—	(0)	1	4
Mortgage and other mortgage-backed securities	128	(1)	—	7	(23)	—	(0)	—	111
Collateralized debt obligations (“CDO”) and other	34	(0)	—	10	(11)	—	(1)	(13)	19
Investment trust funds and other	10	(0)	—	1	(2)	—	(0)	—	9

Total cash instruments	687	(23)	—	264	(263)	—	(19)	(11)	635

Derivatives, net(5)
Equity contracts	28	(8)	—	—	—	(11)	(1)	1	9
Interest rate contracts	11	6	—	—	—	(23)	(7)	(5)	(18)
Credit contracts	(55)	1	—	—	—	34	4	(6)	(22)
Foreign exchange contracts	2	19	—	—	—	(3)	(1)	0	17
Commodity contracts	(2)	(0)	—	—	—	(1)	(0)	2	(1)

Total derivatives, net	(16)	18	—	—	—	(4)	(5)	(8)	(15)

Subtotal	¥671	¥(5)	¥—	¥264	¥(263)	¥(4)	¥(24)	¥(19)	¥620

Loans and receivables	11	(0)	—	2	(5)	—	(1)	—	7
Other assets
Non-trading debt securities	0	0	(0)	7	—	—	(0)	—	7
Other	25	2	(0)	59	(8)	—	(0)	0	78

Total	¥707	¥(3)	¥(0)	¥332	¥(276)	¥(4)	¥(25)	¥(19)	¥712

Liabilities:
Trading Liabilities
Bank and corporate debt securities	¥—	¥0	¥—	¥1	¥—	¥—	¥—	¥—	¥1

Subtotal	¥—	¥0	¥—	¥1	¥—	¥—	¥—	¥—	¥1

Short-term borrowings	1	0	—	14	(0)	—	—	(0)	15
Payables and deposits	1	(0)	—	(0)	—	—	—	—	1
Long-term borrowings	144	38	—	0	(116)	—	(15)	(41)	(66)

Total	¥146	¥38	¥—	¥15	¥(116)	¥—	¥(15)	¥(41)	¥(49)

	Billions of yen
	Three months ended September 30, 2010
		Unrealized and realized gains/losses included in revenue
	Opening balance as of three months ended September 30, 2010	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)(3)	Net transfers in / (out of) Level 3(4)	Balance as of three months ended September 30, 2010
Assets:
Trading assets and private equity investments
Equities	¥162	¥(2)	¥—	¥—	¥(0)	¥(2)	¥(21)	¥(4)	¥135
Private equity	311	—	—	(1)	0	(1)	0	—	310
Japanese agency and municipal securities	0	0	—	—	—	0	3	0	3
Foreign government, agency and municipal securities	13	2	—	—	—	2	4	11	30
Bank and corporate debt securities and loans for trading purposes	136	3	—	—	0	3	(16)	(5)	118
Commercial mortgage-backed securities (“CMBS”)	22	(0)	—	—	—	(0)	(3)	(9)	10
Residential mortgage-backed securities (“RMBS”)	3	(0)	—	—	—	(0)	(0)	3	6
Mortgage and other mortgage-backed securities	171	5	—	—	—	5	(15)	—	161
Collateralized debt obligations (“CDO”) and other	26	(0)	—	—	—	(0)	3	(3)	26
Investment trust funds and other	10	0	—	—	—	0	0	—	10

Total cash instruments	854	8	—	(1)	(0)	7	(45)	(7)	809

Derivative contracts, net(5)
Equity contract	31	6	—	—	—	6	(2)	2	37
Interest rate contracts	20	17	—	—	—	17	(17)	1	21
Credit contracts	(39)	(40)	—	—	—	(40)	28	7	(44)
Foreign exchange contracts	1	0	—	—	—	0	(2)	1	(0)
Commodity contracts	0	(0)	—	—	—	(0)	0	(0)	(0)

Total derivative, net	13	(17)	—	—	—	(17)	7	11	14

Subtotal	¥867	¥(9)	¥—	¥(1)	¥(0)	¥(10)	¥(38)	¥4	¥823

Loans and receivables	3	0	—	—	—	0	(0)	—	3
Other assets	38	(0)	0	—	—	0	(0)	—	38

Total	¥908	¥(9)	¥0	¥(1)	¥(0)	¥(10)	¥(38)	¥4	¥864

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥—	¥—	¥(0)	¥(0)	¥(0)	¥0

Subtotal	¥0	¥(0)	¥—	¥—	¥—	¥(0)	¥(0)	¥(0)	¥0

Short-term borrowings	6	0	—	—	—	0	(0)	(1)	5
Payables and deposits	(0)	(0)	—	—	—	(0)	(0)	(0)	(0)
Long-term borrowings	44	(44)	—	—	—	(44)	5	(4)	89

Total	¥50	¥(44)	¥—	¥—	¥—	¥(44)	¥5	¥(5)	¥94

	Billions of yen
	Three months ended September 30, 2011
	Beginning balance as of three months ended September 30, 2011	Net gain (loss)(6)	Other comprehensive income (loss)	Purchases/ issuances(7)	Sales/ redemption(7)	Settlement	Foreign exchange movements	Net transfers in / (out of) Level 3(4)	Balance as of three months ended September 30, 2011
Assets:
Trading assets and private equity investments
Equities	¥149	¥(10)	¥—	¥4	¥(5)	¥—	¥(3)	¥(1)	¥134
Private equity	280	(6)	—	1	(8)	—	(7)	—	260
Japanese agency and municipal securities	—	—	—	1	(1)	—	—	—	—
Foreign government, agency and municipal securities	18	1	—	71	(61)	—	—	(5)	24
Bank and corporate debt securities and loans for trading purposes	54	(4)	—	39	(31)	—	(1)	9	66
Commercial mortgage-backed securities (“CMBS”)	10	(0)	—	—	(3)	—	(0)	1	8
Residential mortgage-backed securities (“RMBS”)	3	(0)	—	—	(0)	—	(0)	1	4
Mortgage and other mortgage-backed securities	118	0	—	7	(14)	—	(0)	—	111
Collateralized debt obligations (“CDO”) and other	18	(1)	—	6	(7)	—	(1)	4	19
Investment trust funds and other	10	(1)	—	0	(0)	—	(0)	—	9

Total cash instruments	660	(21)	—	129	(130)	—	(12)	9	635

Derivatives, net(5)
Equity contracts	22	(9)	—	—	—	(3)	(1)	0	9
Interest rate contracts	16	(7)	—	—	—	(6)	(4)	(17)	(18)
Credit contracts	(44)	8	—	—	—	18	2	(6)	(22)
Foreign exchange contracts	6	15	—	—	—	(2)	(1)	(1)	17
Commodity contracts	0	(0)	—	—	—	(1)	(0)	—	(1)

Total derivatives, net	0	7	—	—	—	6	(4)	(24)	(15)

Subtotal	¥660	¥(14)	¥—	¥129	¥(130)	¥6	¥(16)	¥(15)	¥620

Loans and receivables	9	0	—	—	(1)	—	(1)	—	7
Other assets
Non-trading debt securities	7	0	(0)	—	—	—	(0)	—	7
Other	77	1	(0)	1	(1)	—	(0)	—	78

Total	¥753	¥(13)	¥(0)	¥130	¥(132)	¥6	¥(17)	¥(15)	¥712

Liabilities:
Trading Liabilities
Bank and corporate debt securities	¥—	¥0	¥—	¥1	¥—	¥—	¥—	¥—	¥1

Subtotal	¥—	¥0	¥—	¥1	¥—	¥—	¥—	¥—	¥1

Short-term borrowings	1	0	—	14	(0)	—	—	(0)	15
Payables and deposits	1	0	—	(0)	—	—	—	—	1
Long-term borrowings	82	36	—	3	(91)	—	(9)	(15)	(66)

Total	¥84	¥36	¥—	¥18	¥(91)	¥—	¥(9)	¥(15)	¥(49)

(1)	Includes gains and losses reported within Revenue—Other and Non-interest expenses—Other in the consolidated statements of operations.
(2)	Includes the effect of foreign exchange movements.
(3)	Includes the effect from the application of ASC 810 “Consolidation” (“ASC 810”) which has been amended in accordance with ASU No. 2009-16 “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets” and ASU No. 2009-17 “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”).
(4)	If assets and liabilities move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Net transfers in / (out of) Level 3 is the fair value as of the beginning of the quarter during which the movement occurs. Therefore if assets and liabilities move from another Level to Level 3 all gains/(losses) during the quarter are included in the table and if assets and liabilities move from Level 3 to another Level all gains/(losses) during the quarter are excluded from the table.
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayments speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds.
(6)	Includes gains and losses reported mainly within Net gain (loss) on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of operations.
(7)	Purchases / issuances includes the increase of trading liabilities, and Sales / redemption includes the decrease of trading liabilities.

Significant transfers between levels during the year

Nomura assumes that transfer of the assets and liabilities from one Level to another Level occurs at the beginning of each quarter.

Transfers between Level 1 and Level 2

There were no significant transfers between Level 1 and Level 2 for the six months ended September 30, 2010. There were no significant transfers between Level 1 and Level 2 for the six months ended September 30, 2011.

Transfers between Level 1 or Level 2 and Level 3

There were no significant transfers between Level 1 or Level 2 and Level 3 for the six months ended September 30, 2010. There were no significant transfers between Level 1 or Level 2 and Level 3 for six months ended September 30, 2011.

The following table presents the amounts of unrealized gains (losses) for the six months ended September 30, 2010 and 2011 and three months ended September 30, 2010 and 2011, respectively, relating to those financial instruments which Nomura classified as Level 3 within the fair value hierarchy and that were still held by Nomura at the balance sheet date:

	Billions of yen
	Six months ended September 30, 2010
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥(6)	¥—	¥—	¥(0)	¥(6)
Private equity	—	—	(3)	—	(3)
Japanese agency and municipal securities	0	—	—	—	0
Foreign government, agency and municipal securities	1	—	—	—	1
Bank and corporate debt securities and loans for trading purposes	3	—	—	—	3
Commercial mortgage-backed securities (“CMBS”)	0	—	—	—	0
Residential mortgage-backed securities (“RMBS”)	0	—	—	—	0
Mortgage and other mortgage-backed securities	(3)	—	—	—	(3)
Collateralized debt obligations (“CDO”) and other	(0)	—	—	—	(0)
Investment trust funds and other	1	—	—	—	1

Total cash instruments	(4)	—	(3)	(0)	(7)

Derivatives, net(2):
Equity contracts	6	—	—	—	6
Interest rate contracts	11	—	—	—	11
Credit contracts	(45)	—	—	—	(45)
Foreign exchange contracts	(2)	—	—	—	(2)
Commodity contracts	(0)	—	—	—	(0)

Total derivatives, net	(30)	—	—	—	(30)

Subtotal	¥(34)	¥—	¥(3)	¥(0)	¥(37)

Loans and receivables	(0)	—	—	—	(0)
Other assets	(0)	1	—	—	1

Total	¥(34)	¥1	¥(3)	¥(0)	¥(36)

Liabilities:
Trading liabilities
Equities	¥(0)	¥—	¥—	¥—	¥(0)

Subtotal	¥(0)	¥—	¥—	¥—	¥(0)

Short-term borrowings	1	—	—	—	1
Payables and deposits	0	—	—	—	0
Long-term borrowings	17	—	—	—	17

Total	¥18	¥—	¥—	¥—	¥18

Billions of yen
Six months ended September 30, 2011
Unrealized gain /(loss)(3)
Assets:
Trading assets and private equity investments
Equities	¥(8)
Private equity	(9)
Japanese agency and municipal securities	(0)
Foreign government, agency and municipal securities	0
Bank and corporate debt securities and loans for trading purposes	(4)
Commercial mortgage-backed securities (“CMBS”)	0
Residential mortgage-backed securities (“RMBS”)	(0)
Mortgage and other mortgage-backed securities	(2)
Collateralized debt obligations (“CDO”) and other	(1)
Investment trust funds and other	0

Total cash instruments	(24)

Derivatives, net(2):
Equity contracts	(8)
Interest rate contracts	9
Credit contracts	10
Foreign exchange contracts	17
Commodity contracts	(0)

Total derivatives, net	28

Subtotal	¥4

Loans and receivables	(1)
Other assets
Non-trading debt securities	0
Other	1

Total	¥4

Liabilities:
Trading liabilities
Bank and corporate debt securities	¥0

Subtotal	¥0

Short-term borrowings	0
Payables and deposits	(0)
Long-term borrowings	29

Total	¥29

	Billions of yen
	Three months ended September 30, 2010
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains /(losses)
Assets:
Trading assets and private equity investments
Equities	¥(3)	¥—	¥—	¥(0)	¥(3)
Private equity	—	—	(1)	—	(1)
Japanese agency and municipal securities	0	—	—	—	0
Foreign government, agency and municipal securities	1	—	—	—	1
Bank and corporate debt securities and loans for trading purposes	2	—	—	—	2
Commercial mortgage-backed securities (“CMBS”)	0	—	—	—	0
Residential mortgage-backed securities (“RMBS”)	(0)	—	—	—	(0)
Mortgage and other mortgage-backed securities	5	—	—	—	5
Collateralized debt obligations (“CDO”) and other	0	—	—	—	0
Investment trust funds and other	0	—	—	—	0

Total cash instruments	5	—	(1)	(0)	4

Derivatives, net(2):
Equity contracts	1	—	—	—	1
Interest rate contracts	15	—	—	—	15
Credit contracts	(43)	—	—	—	(43)
Foreign exchange contracts	(0)	—	—	—	(0)
Commodity contracts	(0)	—	—	—	(0)

Total derivatives, net	(27)	—	—	—	(27)

Subtotal	¥(22)	¥—	¥(1)	¥(0)	¥(23)

Loans and receivables	0	—	—	—	0
Other assets	(0)	1	—	—	1

Total	¥(22)	¥1	¥(1)	¥(0)	¥(22)

Liabilities:
Trading liabilities
Equities	¥(0)	¥—	¥—	¥—	¥(0)

Subtotal	¥(0)	¥—	¥—	¥—	¥(0)

Short-term borrowings	0	—	—	—	0
Payables and deposits	(0)	—	—	—	(0)
Long-term borrowings	(51)	—	—	—	(51)

Total	¥(51)	¥—	¥—	¥—	¥(51)

Billions of yen
Three months ended September 30, 2011
Unrealized gain /(loss)(3)
Assets:
Trading assets and private equity investments
Equities	¥(8)
Private equity	(6)
Japanese agency and municipal securities	(0)
Foreign government, agency and municipal securities	0
Bank and corporate debt securities and loans for trading purposes	(4)
Commercial mortgage-backed securities (“CMBS”)	(0)
Residential mortgage-backed securities (“RMBS”)	(0)
Mortgage and other mortgage-backed securities	0
Collateralized debt obligations (“CDO”) and other	(1)
Investment trust funds and other	(1)

Total cash instruments	(20)

Derivatives, net(2):
Equity contracts	(10)
Interest rate contracts	(2)
Credit contracts	13
Foreign exchange contracts	15
Commodity contracts	(0)

Total derivatives, net	16

Subtotal	¥(4)

Loans and receivables	(0)
Other assets
Non-trading debt securities	0
Other	1

Total	¥(3)

Liabilities:
Trading liabilities
Bank and corporate debt securities	¥0

Subtotal	¥0

Short-term borrowings	0
Payables and deposits	0
Long-term borrowings	36

Total	¥36

(1)	Includes gains and losses reported within Revenue—Other and Non-interest expenses—Other in the consolidated statements of operations.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds.
(3)	Includes gains and losses reported mainly within Net gain (loss) on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of operations.

During the three months ended September 30, 2011, a lack of liquidity persists in certain asset classes which has impacted the observability of certain inputs which are significant to Nomura’s financial instrument valuations. These inputs include certain foreign currency exchange volatilities, certain interest rate volatilities and certain credit spreads.

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant inputs which cannot be observed in the market. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, or little publicly released information. Unobservable inputs include volatility risk and correlation risk for derivative instruments, refinancing periods and recovery rates for credit-related products and loans, and macroeconomic factors affecting the value of collateral for asset-backed securitization products.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

There is a range of fair values for Level 3 financial instruments as a result of the uncertainties described above. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures. Using reasonably possible alternative assumptions to value Level 3 financial instruments will significantly influence fair values.

As described earlier, Level 3 financial instruments are often hedged by instruments in Level 1 or Level 2 of the fair value hierarchy. For the six months ended September 30, 2011, gains and losses related to Level 3 assets did not have a material impact on Nomura’s liquidity and capital resources management.

As the valuation of these instruments fluctuates in response to a variety of factors, including, but not limited to, general market sentiment, credit, interest rate, foreign exchange and correlation risk, current values may decrease if market conditions deteriorate. Conversely, should conditions improve, an increase in value of the Level 3 portfolio would be expected.

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following tables provide information on these investments where NAV per share is calculated or disclosed as of March 31, 2011 and September 30, 2011. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2011
	Fair Value(1)	Unfunded Commitments(2)	Redemption Frequency (if currently eligible)(3)	Redemption Notice Period(4)
Hedge funds	¥91	¥0	Weekly/Monthly	Same day-95 days
Venture capital funds	2	0	—	—
Private equity funds	64	23	Quarterly	30 days
Real estate funds	8	15	—	—

Total	¥165	¥38

	Billions of yen
	September 30, 2011
	Fair Value(1)	Unfunded Commitments(2)	Redemption Frequency (if currently eligible)(3)	Redemption Notice Period(4)
Hedge funds	¥86	¥0	Monthly	Same day-95 days
Venture capital funds	4	1	—	—
Private equity funds	68	15	Quarterly	30 days
Real estate funds	14	15	—	—

Total	¥172	¥31

(1)	Fair value generally determined using NAV per share as a practical expedient.
(2)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(3)	The range in frequency with which Nomura can redeem investments.
(4)	The notice period required to be provided before redemption is possible.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. Nomura has developed the business of issuing structured notes linked to hedge funds. As a result most of the risks are transferred as pass-through. The fair values of these investments are estimated using the NAV per share of the investments. Although most of these funds can be redeemed within six months, certain funds cannot be redeemed within six months due to contractual, liquidity or gating issues. The redemption period cannot be estimated for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of the investments in this category are estimated using the NAV per share of the investments. Most of these funds cannot be redeemed within six months. The redemption period cannot be estimated for certain suspended or liquidating funds. These investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

These investments are made mainly in various sectors in Europe, United States and Japan. The fair values of certain investments in this category are estimated using the NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of the investments in this category are estimated using the NAV per share of the investments. Redemption is restricted for most of these investments. These investments contain restrictions against transfers of the investments to third parties.

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “Derivatives and Hedging” (“ASC 815”) and ASC 825 “Financial Instruments” (“ASC 825”). When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized in the consolidated statements of operations. Election of the fair value option is generally irrevocable unless an event that gives rise to a new basis of accounting for that instrument occurs.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Loans which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility in the consolidated statements of operations caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Equity method investments held for capital appreciation or current income purposes, which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Resale and repurchase agreements which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility in the consolidated statements of operations caused by the difference in measurement basis that otherwise would arise between the resale and repurchase agreements and the derivatives used to risk manage those instruments.

•

Financial liabilities recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility in the consolidated statements of operations that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through the consolidated statements of operations; and

•

All structured notes issued on or after April 1, 2008. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility in the consolidated statements of operations caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated variable interest entities (“VIEs”) for the same purpose and for certain structured notes issued prior to April 1, 2008.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest and dividends or Interest expense or Revenue—Net gain (loss) on trading.

The following tables present gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the six months ended September 30, 2010 and 2011, three months ended September 30, 2010 and 2011, respectively.

	Billions of yen
	Six months ended September 30
	2010	2011
	Net gain (loss) on trading	Net gain (loss) on trading
Assets:
Trading assets and private equity investments(1)
Trading assets	¥(2)	¥1
Private equity	(0)	(6)
Collateralized agreements(2)	—	4
Loans and receivables	4	8
Other assets(1)	—	(0)

Total	¥2	¥7

Liabilities:
Short-term borrowings(3)	¥(5)	¥1
Collateralized financing(2)	—	(0)
Long-term borrowings(3)(4)	(61)	95

Total	¥(66)	¥96

	Billions of yen
	Three months ended September 30
	2010	2011
	Net gain (loss) on trading	Net gain (loss) on trading
Assets:
Trading assets and private equity investments(1)
Trading assets	¥(2)	¥1
Private equity	0	0
Collateralized agreements(2)	—	1
Loans and receivables	3	8
Other assets(1)	—	0

Total	¥1	¥10

Liabilities:
Short-term borrowings(3)	¥(9)	¥0
Collateralized financing(2)	—	0
Long-term borrowings(3)(4)	(88)	86

Total	¥(97)	¥86

(1)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(2)	Includes resale and repurchase agreements elected for the fair value option.
(3)	Includes structured notes and other financial liabilities elected for the fair value option.
(4)	Includes liabilities recognized from secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.

Nomura elected to apply the fair value option for its 45.5% investment as of March 31, 2011 and 47.0% investment as of September 30, 2011 in the common stock of Ashikaga Holdings Co., Ltd. This investment is reported within Trading assets and private equity investments—Private equity investments and Others assets—Other in the consolidated balance sheets.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by discounting future cash flows at a rate which incorporates observable changes in its credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness were ¥6 billion for the six months ended September 30, 2010, mainly due to the widening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥10 billion for the six months ended September 30, 2011, mainly due to the widening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥3 billion for the three months ended September 30, 2010, mainly due to the tightening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥15 billion for the three months ended September 30, 2011, mainly due to the widening of Nomura’s credit spread.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

As of March 31, 2011, there were no significant differences between the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected and the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥50 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due. As of September 30, 2011, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥38 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Assets and liabilities carried at fair value on a nonrecurring basis—

In addition to the financial instruments carried at fair value on a recurring basis, Nomura also carries other assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment.

Estimated fair value

Financial assets which are carried at contractual amounts that approximate fair value include Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell, and Securities borrowed. Financial liabilities which are carried at contractual amounts that approximate fair value include Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market rates.

Loans receivable

Loans receivable are carried at cost adjusted for deferred fees or costs on originated loans, unamortized premiums or discounts on purchased loans less applicable allowances for loan losses, unless the fair value option is elected and they are held at fair value. The fair value of loans receivable is estimated based on loan characteristics. Where quoted market prices are available, such market prices are utilized to estimate fair value.

The following table presents carrying values and fair values or approximate fair values of loans receivable. Carrying values are shown after deducting allowances for loan losses.

	Billions of yen
	March 31, 2011		September 30, 2011
	Carrying value	Fair value	Carrying value	Fair value
Loans receivable	¥1,268	¥1,265	¥1,024	¥1,021

Long-term borrowings

For long-term borrowings, certain hybrid financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows.

The following table presents carrying values and fair values or approximate fair values of long-term borrowings.

	Billions of yen
	March 31, 2011		September 30, 2011
	Carrying value	Fair value	Carrying value	Fair value
Long-term borrowings	¥8,403	¥8,179	¥8,754	¥8,479

4. Derivative instruments and hedging activities:

Nomura uses a variety of derivative financial instruments, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet clients needs, for its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura also enters into various derivative financial instrument transactions including futures, forwards, option and swap contracts involving securities, foreign currency, interest rate and other capital market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital markets products at competitive prices.

Futures and forwards contracts are commitments to either purchase or sell securities, foreign currency or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit losses in the event of the counterparties’ default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“Master Netting Agreements”) with each of its counterparties. Master Netting Agreements provide a right of offset in the event of bankruptcy and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis and on a net-by-cash collateral basis in accordance with ASC 210-20 “Balance Sheet—Offsetting”.

Nomura offset ¥605 billion of cash collateral receivables against net derivative liabilities and ¥456 billion of cash collateral payables against net derivative assets as of March 31, 2011. Nomura offset ¥1,015 billion of cash collateral receivables against net derivative liabilities and ¥873 billion of cash collateral payables against net derivative assets as of September 30, 2011.

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify the interest rate characteristics of certain financial liabilities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Nomura designates derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities through the consolidated statements of operations within Interest expense.

Derivative financial instruments designated as hedges of the net investment in foreign operations are linked to specific subsidiaries with non-Japanese yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates and is reported through Nomura Holdings, Inc. (“NHI”) shareholders’ equity within Accumulated other comprehensive income (loss). Change in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate is excluded from the measure of hedge effectiveness and is reported in the consolidated statements of operations within Revenue—Other.

Concentrations of credit risk for derivatives

The following table presents Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2011
	Gross Fair Value of Derivative Assets	Impact of Master Netting Agreements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥12,733	¥(11,611)	¥(442)	¥680

	Billions of yen
	September 30, 2011
	Gross Fair Value of Derivative Assets	Impact of Master Netting Agreements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥22,138	¥(20,761)	¥(804)	¥573

Derivative activities

Derivative financial instruments used for trading purposes are recognized through the consolidated balance sheets within Trading assets or Trading liabilities depending on whether it has positive fair value or negative fair value. Bifurcated embedded derivatives are carried at Short-term borrowings or Long-term borrowings according to the due date of a contract. Non-trading derivatives are recognized through the consolidated balance sheets within Trading assets or Trading liabilities depending on whether it has positive fair value or negative fair value.

The following table quantifies the volume of Nomura’s derivative activity through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2011
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes(2)(3):
Equity contracts	¥16,229	¥1,472	¥16,257	¥1,511
Interest rate contracts	652,220	11,937	689,543	11,759
Credit contracts	37,075	2,066	38,432	2,093
Foreign exchange contracts	52,150	1,315	61,310	1,384
Commodity contracts	753	97	555	107

Total	¥758,427	¥16,887	¥806,097	¥16,854

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,531	¥32	¥535	¥4
Foreign exchange contracts	20	0	116	2

Total	¥1,551	¥32	¥651	¥6

Total derivatives	¥759,978	¥16,919	¥806,748	¥16,860

	Billions of yen
	September 30, 2011
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes(2)(3):
Equity contracts	¥20,840	¥1,910	¥18,980	¥1,904
Interest rate contracts	681,870	21,168	663,700	20,911
Credit contracts	36,911	2,691	39,074	2,696
Foreign exchange contracts	77,683	2,189	76,351	2,059
Commodity contracts	223	28	216	33

Total	¥817,527	¥27,986	¥798,321	¥27,603

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,915	¥81	¥—	¥—
Foreign exchange contracts	141	2	91	0

Total	¥2,056	¥83	¥91	¥0

Total derivatives	¥819,583	¥28,069	¥798,412	¥27,603

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds.
(3)	Includes derivatives used for non-trading purposes which are not designated as accounting hedges.

Changes in fair value are recognized either through gain or loss or other comprehensive income (loss) depending on the purpose for which the derivatives are used.

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statement of operations within Revenue—Net gain (loss) on trading.

The following table presents amounts included in the consolidated statements of operations related to derivatives used for trading purposes by type of underlying derivative contract.

	Billions of yen
	Six months ended September 30
	2010	2011
Derivatives used for trading purposes(1)(2):
Equity contracts	¥269	¥9
Interest rate contracts	10	122
Credit contracts	22	(29)
Foreign exchange contracts	(115)	15
Commodity contracts	0	7

Total	¥186	¥124

	Billions of yen
	Three months ended September 30
	2010	2011
Derivatives used for trading purposes(1)(2):
Equity contracts	¥(3)	¥(28)
Interest rate contracts	69	23
Credit contracts	(6)	(14)
Foreign exchange contracts	(49)	(5)
Commodity contracts	1	(3)

Total	¥12	¥(27)

(1)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds.
(2)	Includes net gain (loss) on derivatives used for non-trading purposes which are not designated as accounting hedges.

Fair value hedges

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies hedge accounting to these instruments. Derivative financial instruments designated as fair value hedges are carried at fair value. Changes in fair value of the hedging derivatives are recognized together with those of the hedged liabilities in the consolidated statements of operations within Interest expense.

The following table presents amounts included in the consolidated statements of operations related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Six months ended September 30
	2010	2011
Derivatives designated as hedging instruments:
Interest rate contracts	¥48	¥59

Total	¥48	¥59

Hedged items:
Long-term borrowings	¥(48)	¥(59)

Total	¥(48)	¥(59)

	Billions of yen
	Three months ended September 30
	2010	2011
Derivatives designated as hedging instruments:
Interest rate contracts	¥19	¥33

Total	¥19	¥33

Hedged items:
Long-term borrowings	¥(19)	¥(33)

Total	¥(19)	¥(33)

Net investment hedges

Effective from April 2010, Nomura designates foreign currency forwards and foreign currency denominated long-term debt as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, the effective hedging portion of the foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges is recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following table presents gains (losses) from derivatives and non-derivatives designated as net investment hedges included in the consolidated statements of comprehensive income.

	Billions of yen
	Six months ended September 30
	2010	2011
Hedging instruments:
Foreign exchange contracts	¥2	¥10
Long-term borrowings	16	11

Total	¥18	¥21

	Billions of yen
	Three months ended September 30
	2010	2011
Hedging instruments:
Foreign exchange contracts	¥0	¥8
Long-term borrowings	8	7

Total	¥8	¥15

(1)	The portion of the gains and losses representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of operations. There were no material gains and losses during the six months ended September 30, 2010 and 2011.

Derivatives containing credit-risk-related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2011, was ¥1,779 billion with related collateral pledged of ¥958 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥18 billion. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of September 30, 2011, was ¥1,988 billion with related collateral pledged of ¥1,201 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥19 billion.

Credit derivatives

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of the credit derivatives to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura is single-name credit default swap where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the referenced security.

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically-settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables in the column titled “Purchased Credit Protection”. These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s true exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, Nomura’s liability on a contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present the amounts of Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2011 and September 30, 2011, respectively.

	Billions of yen
	March 31, 2011
		Maximum Potential Payout/Notional					Notional
			Years to Maturity				Purchased Credit Protection
	Carrying value (Asset) / liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥56	¥18,933	¥2,082	¥8,416	¥6,953	¥1,482	¥17,020
Credit default indices	117	12,666	806	4,372	6,275	1,213	10,956
Other credit risk related portfolio products	19	3,552	247	2,421	696	188	2,143
Credit risk related options and swaptions	0	212	4	—	208	—	121

Total	¥192	¥35,363	¥3,139	¥15,209	¥14,132	¥2,883	¥30,240

	Billions of yen
	September 30, 2011
		Maximum Potential Payout/Notional					Notional
			Years to Maturity				Purchased Credit Protection
	Carrying value (Asset) / liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥1,117	¥18,515	¥1,963	¥6,411	¥7,833	¥2,308	¥17,016
Credit default indices	716	12,865	776	3,063	7,134	1,892	10,915
Other credit risk related portfolio products	237	3,260	677	1,327	1,003	253	2,040
Credit risk related options and swaptions	3	493	—	—	485	8	463

Total	¥2,073	¥35,133	¥3,416	¥10,801	¥16,455	¥4,461	¥30,434

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The following tables present the amounts of Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on Standard & Poor’s (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2011
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,200	¥1,182	¥5,789	¥5,722	¥2,586	¥1,454	¥18,933
Credit default indices	1,228	375	5,592	3,202	577	1,692	12,666
Other credit risk related portfolio products	22	—	—	0	—	3,530	3,552
Credit risk related options and swaptions	25	—	29	154	4	—	212

Total	¥3,475	¥1,557	¥11,410	¥9,078	¥3,167	¥6,676	¥35,363

	Billions of yen
	September 30, 2011
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,000	¥1,418	¥5,426	¥5,028	¥2,679	¥1,964	¥18,515
Credit default indices	1,435	384	4,987	3,664	508	1,887	12,865
Other credit risk related portfolio products	8	—	—	—	—	3,252	3,260
Credit risk related options and swaptions	—	—	—	458	—	35	493

Total	¥3,443	¥1,802	¥10,413	¥9,150	¥3,187	¥7,138	¥35,133

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

5. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet clients’ needs, finance trading inventory positions and obtain securities for settlements. Under these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows:

	Billions of yen
	March 31, 2011	September 30, 2011
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥28,262	¥30,241
The portion of the above that has been sold (reported within Trading liabilities on the consolidated balance sheets) or repledged	22,576	23,215

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets on the consolidated balance sheets. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen
	March 31, 2011	September 30, 2011
Trading assets:
Equities and convertible bonds	¥29,935	¥10,613
Government and government agency securities	977,291	1,808,737
Bank and corporate debt securities	93,250	114,971
Commercial mortgage-backed securities (“CMBS”)	54,725	27,823
Residential mortgage-backed securities (“RMBS”)	1,572,177	1,105,775
Collateralized debt obligations (“CDO”) and other(1)	64,247	80,424
Investment trust funds and other	9,652	21,354

Total	¥2,801,277	¥3,169,697

Non-trading debt securities	¥86,234	¥88,885
Investments in and advance to affiliated companies	¥36,639	¥32,736

(1)	Includes collateralized loan obligations (CLO) and asset-backed securities (ABS) (e.g., credit card loans, auto loans, student loans and etc.).

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen
	March 31, 2011	September 30, 2011
Loans and receivables	¥27,635	¥7,406
Trading assets	2,010,605	1,818,357
Office buildings, land, equipment and facilities	20,815	138,736
Non-trading debt securities	278,261	324,092
Other	—	265,038

Total	¥2,337,316	¥2,553,629

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized bonds of consolidated VIEs and trading balances of secured borrowings, and derivative transactions.

Resale and repurchase agreements (“repo transactions”) principally involve the buying or selling of government and government agency securities under agreements with clients to resell or repurchase these securities to or from those clients. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when appropriate. Repo transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities were originally acquired or sold with applicable accrued interest, as appropriate. Certain repo transactions are carried at fair value through election of the fair value option. No allowance for credit losses is generally recorded on repurchase agreements due to the strict collateralization requirements.

Repo transactions where the maturity of the security transferred as collateral matches the maturity of the repo transaction (“repo-to-maturity transactions”) are accounted for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. The amounts of securities derecognized from the consolidated balance sheets under repo-to-maturity transactions as of March 31, 2011 and September 30, 2011 were ¥169,766 million and ¥58,946 million, respectively.

Securities borrowed and securities loaned are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. Securities borrowed and securities loaned are generally cash collateralized and are recorded on the consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally required Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized. No allowance for credit losses is generally recorded on securities borrowing transactions due to the strict collateralization requirements.

Certain Japanese securities lending transactions are accounted for as sales where the criteria for derecognition of the transferred financial assets under ASC 860 are met. The amounts of securities derecognized from the consolidated balance sheets under these transactions as of March 31, 2011 and September 30, 2011 were ¥291,870 million and ¥227,481 million, respectively.

6. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue—Net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. During the six months ended September 30, 2010 and the three months ended September 30, 2010, Nomura received cash proceeds from SPEs of ¥126 billion and ¥77 billion, respectively, and recognized associated loss on sale of ¥2 million and ¥3 million, respectively. During the six months ended September 30, 2011 and the three months ended September 30, 2011, Nomura received cash proceeds from SPEs of ¥138 billion and ¥90 billion, respectively, and recognized associated loss on sale of ¥0 million and ¥0 million, respectively. During the six months ended September 30, 2011 and the three months ended September 30, 2011, Nomura received debt securities issued by these SPEs with an initial fair value of ¥682 billion and ¥322 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥334 billion and ¥192 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥3,141 billion and ¥3,002 billion as of March 31, 2011 and September 30, 2011, respectively. Nomura’s retained interests were ¥199 billion and ¥130 billion, as of March 31, 2011 and September 30, 2011, respectively. For the six months ended September 30, 2010 and the three months ended September 30, 2010, Nomura received cash flows of ¥11 billion and ¥6 billion, respectively, from the SPEs on the retained interests held in the SPEs. For the six months ended September 30, 2011 and the three months ended September 30, 2011, Nomura received cash flows of ¥6 billion and ¥3 billion, respectively, from the SPEs on the retained interests held in the SPEs. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥28 billion and ¥25 billion as of March 31, 2011 and September 30, 2011, respectively. Nomura does not provide financial support to SPEs beyond its contractual obligations.

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2011
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government and government agency bonds	¥—	¥197	¥—	¥197	¥194	¥3
Bank & corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	—	2	2	2	—

Total	¥—	¥197	¥2	¥199	¥196	¥3

	Billions of yen
	September 30, 2011
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government and government agency bonds	¥—	¥128	¥—	¥128	¥123	¥5
Bank & corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	—	2	2	2	0

Total	¥—	¥128	¥2	¥130	¥125	¥5

The following table presents the key economic assumptions used to determine the fair value of the retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	Billions of yen, except percentages
	Material retained interest held(1)
	March 31, 2011	September 30, 2011
Fair value of retained interests(1)	¥192	¥121
Weighted-average life (Years)	6.3	4.6
Constant prepayment rate	7.1%	17.6%
Impact of 10% adverse change	(0.5)	(1.6)
Impact of 20% adverse change	(1.0)	(2.6)
Discount rate	4.7%	3.8%
Impact of 10% adverse change	(4.3)	(1.9)
Impact of 20% adverse change	(7.4)	(3.2)

(1)	The sensitivity analysis covers the material retained interests held of ¥192 billion out of ¥199 billion as of March 31, 2011 and ¥121 billion out of ¥130 billion as of September 30, 2011.

Nomura considers the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

Changes in fair value based on 10% or 20% adverse changes generally cannot be extrapolated since the relationship of the change in assumption to the change in fair value may not be linear. The impact of a change in a particular assumption is calculated holding all other assumptions constant. For this reason, concurrent changes in assumptions may magnify or counteract the sensitivities disclosed above. The sensitivity analyses are hypothetical and do not reflect Nomura’s risk management practices that may be undertaken under those stress scenarios.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura. Also these liabilities are non-recourse to Nomura.

	Billions of yen
	March 31, 2011	September 30, 2011
Assets
Trading assets
Equities	¥89	¥66
Debt securities	110	63
Mortgage and mortgage-backed securities	35	23
Loans receivable	22	19

Total	¥256	¥171

Liabilities
Long-term borrowings	¥230	¥153

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured bonds to investors by repackaging corporate convertible bonds, and mortgages and mortgage-backed securities. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary. Due to the adoption of ASC 810, as amended by ASU 2009-17 on April 1, 2010, Nomura consolidates certain SPEs which invest in the business of purchasing aircraft and operating leases of the aircraft and other SPEs engaged in various businesses.

The following table presents the classification of consolidated VIEs’ assets and liabilities in our consolidated financial statements. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31, 2011	September 30, 2011
Consolidated VIE assets
Cash and cash equivalents	¥92	¥68
Trading assets
Equities	785	839
Debt securities	239	155
Mortgage and mortgage-backed securities	67	65
Investment trust funds and other	8	0
Derivatives	10	4
Private equity investments	1	28
Securities purchased under agreements to resell	6	5
Office buildings, land, equipment and facilities(1)	42	165	(3)
Other(2)	84	439	(3)

Total	¥1,334	¥1,768

Consolidated VIE liabilities
Trading liabilities
Debt securities	¥6	¥0
Derivatives	32	25
Securities sold under agreements to repurchase	2	—
Borrowings
Short-term borrowings	2	—
Long-term borrowings	1,030	1,182
Other	5	34

Total	¥1,077	¥1,241

(1)	Includes aircraft of ¥30 billion as of March 31, 2011 and ¥17 billion as of September 30, 2011 held by SPEs consolidated due to the adoption of ASC 810 as amended by ASU 2009-17. Certain of these SPEs are mainly engaged in aircraft leasing business.
(2)	Includes aircraft purchase deposits of ¥15 billion as of March 31, 2011 and ¥15 billion as of September 30, 2011. In relation to these aircraft purchase deposits, certain of these SPEs have commitments to purchase aircraft. Please refer to Note 13, “Commitments, contingencies and guarantees” for details.
(3)	Includes real estate and real estate for sale held by SPEs related to a subsidiary newly consolidated during the six months ended September 30, 2011.

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets, the amount of commitments and financial guarantees, and the notional of the derivative instruments up to VIEs’ gross assets. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	March 31, 2011
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥80	¥—	¥80
Debt securities	164	—	164
Mortgage and mortgage-backed securities	2,070	—	2,070
Investment trust funds and other	80	—	80
Derivatives	1	8	17
Private equity investments	24	—	24
Loans
Short-term	3	—	3
Long-term	31	—	31
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	17

Total	¥2,457	¥8	¥2,490

	Billions of yen
	September 30, 2011
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities

Trading assets and liabilities
Equities	¥49	¥—	¥49
Debt securities	186	—	186
Mortgage and mortgage-backed securities	2,031	—	2,031
Investment trust funds and other	119	—	119
Derivatives	0	8	25
Private equity investments	21	—	21
Loans
Short-term	3	—	3
Long-term	31	—	31
Other	11	—	11
Commitments to extend credit and other guarantees	—	—	18

Total	¥2,451	¥8	¥2,494

7. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of collateralized agreements such as reverse repurchase agreements and securities borrowing transactions and loans. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements disclosed as Securities purchased under agreements to resell and securities borrowing transactions disclosed as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Reverse repurchase agreements and securities borrowing transactions are generally recorded on the consolidated balance sheets at the amount at which the securities are purchased with applicable accrued interest. No allowance for credit losses is generally recorded on these transactions due to the strict collateralization requirements.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks are secured and unsecured loans extended by licensed banks within Nomura. For those loans secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. For unsecured loans provided to investment banking clients, Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are loans provided to clients in connection with stock brokerage activities. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable collateral securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional margin calls in order to maintain a specified ratio of loan-to-value (“LTV”) ratio. For these reasons, the risk to Nomura of providing these loans is limited.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is not significant as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature.

Corporate loans are primarily loans provided to corporate clients. Corporate loans include loans secured by real estate or securities, as well as unsecured loans which Nomura provides to investment banking clients. The risk to Nomura of making these loans is similar to those risks arising from loans at banks.

In addition to the loans above, Nomura has advances to affiliated companies which are loans provided to related parties of Nomura. As these loans are generally not secured, Nomura is exposed to the risk of default of the counterparty.

The following table presents a summary of the loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets by portfolio segment.

	Millions of yen
	March 31, 2011	September 30, 2011
Loans
Loans at banks	¥320,296	¥291,667
Short-term secured margin loans	206,910	212,487
Inter-bank money market loans	8,281	59,508
Corporate loans	735,797	463,443

Loans receivable total	¥1,271,284	¥1,027,105

of which:
Loans receivable carried at fair value(1)	¥554,180	¥289,073
Loans receivable carried at amortized cost	717,104	738,032
Advances to affiliated companies	12,766	11,634

(1)	Accounted for at fair value through election of the fair value option

There were no significant purchases or sales of Loans receivable and no reclassification of Loans receivable to Trading assets during the six months ended September 30, 2011.

Allowance for loan losses

Management establishes an allowance for loan losses for loans carried at amortized cost which reflects management’s best estimate of probable losses incurred. The allowance for loan losses which is reported in the consolidated balance sheets within Allowance for doubtful accounts comprises two components:

•	A specific component for loans which have been individually evaluated for impairment; and

•	A general component for loans which, while not individually evaluated for impairment, have been collectively evaluated for impairment based on historical loss experience

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower, and the fair value of any underlying collateral. Loans that experience insignificant payment delays or insignificant payment shortfalls are not classified as impaired. The impairment is measured on a loan by loan basis by adjusting the carrying value of the loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date and the uncertainties inherent in those underlying assumptions. The allowance is based on historical loss experience adjusted for qualitative factors such as current economic conditions.

While management has based its estimate of the allowance for loan losses on the best information available, future adjustments to the allowance for loan losses may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

Loans are charged-off when Nomura determines that the loans are uncollectible. This determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation or that the proceeds from collateral will not be sufficient to pay the loans.

The following tables present changes in the allowance for losses for the six months ended September 30, 2011 and three months ended September 30, 2011, respectively.

	Millions of yen
	Six months ended September 30, 2011
	Allowance for loan losses
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal	Allowance for receivables other than loans	Total allowance for doubtful accounts
Opening Balance	¥339	¥37	¥—	¥3,422	¥11	¥3,809	¥1,051	¥4,860
Provision for losses	49	(4)	—	71	(11)	105	(179)	(74)
Charge-offs	—	—	—	—	—	—	(1)	(1)
Other(1)	—	(1)	—	(326)	—	(327)	370	43

Ending Balance	¥388	¥32	¥—	¥3,167	¥—	¥3,587	¥1,241	¥4,828

	Millions of yen
	Three months ended September 30, 2011
	Allowance for loan losses
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal	Allowance for receivables other than loans	Total allowance for doubtful accounts
Opening Balance	¥339	¥57	¥—	¥3,086	¥11	¥3,493	¥1,460	¥4,953
Provision for losses	49	(24)	—	316	(11)	330	(196)	134
Charge-offs	—	—	—	—	—	—	—	—
Other(1)	—	(1)	—	(235)	—	(236)	(23)	(259)

Ending Balance	¥388	¥32	¥—	¥3,167	¥—	¥3,587	¥1,241	¥4,828

(1)	Includes the effect of foreign exchange movements.

The following tables present the allowance for loan losses and loans by impairment methodology and type of loans as of March 31, 2011 and September 30, 2011, respectively.

	Millions of yen
	March 31, 2011
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥7	¥—	¥—	¥3,272	¥—	¥3,279
Evaluated collectively	332	37	—	150	11	530

Total allowance for loan losses	¥339	¥37	¥—	¥3,422	¥11	¥3,809

Loans by impairment methodology
Evaluated individually	¥7	¥—	¥8,281	¥228,776	¥483	¥237,547
Evaluated collectively	257,270	206,910	—	15,860	12,283	492,323

Total loans	¥257,277	¥206,910	¥8,281	¥244,636	¥12,766	¥729,870

	Millions of yen
	September 30, 2011
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥6	¥10	¥—	¥3,070	¥—	¥3,086
Evaluated collectively	382	22	—	97	—	501

Total allowance for loan losses	¥388	¥32	¥—	¥3,167	¥—	¥3,587

Loans by impairment methodology
Evaluated individually	¥6	¥66,632	¥59,508	¥216,173	¥368	¥342,687
Evaluated collectively	239,246	145,855	—	10,612	11,266	406,979

Total loans	¥239,252	¥212,487	¥59,508	¥226,785	¥11,634	¥749,666

Nonaccrual and past due loans

Loans which are individually evaluated as impaired are assessed for a nonaccrual status in accordance with Nomura’s policy. When it is determined to suspend interest accrual as a result of an assessment, any accrued but unpaid interest is reversed. Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e. all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

As of March 31, 2011, there were no significant loans which were on a nonaccrual status or 90 days past due and still accruing. As of September 30, 2011, there were ¥37,883 million of loans which were on a nonaccrual status, mainly for the unsecured corporate loans. There were no significant loans which were 90 days past due and still accruing. In addition, there was no significant debt restructuring that constitutes a troubled debt restructuring.

Credit quality indicators

Nomura is exposed to credit risks deriving from a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the borrower. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal credit rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of borrower’s creditworthiness. Loans considered as collateralized transactions are not subject to an internal credit rating process as Nomura monitors the value of posted collateral closely and understands means to prevent potential losses.

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2011 and September 30, 2011.

	Millions of yen
	March 31, 2011
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥111,841	¥17,449	¥—	¥25,344	¥154,634
Unsecured loans at banks	102,636	—	7	—	102,643
Short-term secured margin loans	—	—	—	206,910	206,910
Secured inter-bank money market loans	8,281	—	—	—	8,281
Secured corporate loans	30,567	5,170	2,000	122,750	160,487
Unsecured corporate loans	30,309	52,445	1,395	—	84,149
Advances to affiliated companies	12,283	—	—	483	12,766

Total	¥295,917	¥75,064	¥3,402	¥355,487	¥729,870

	Millions of yen
	September 30, 2011
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥97,323	¥24,872	¥6	¥33,548	¥155,749
Unsecured loans at banks	83,503	—	—	—	83,503
Short-term secured margin loans	—	—	—	212,487	212,487
Secured inter-bank money market loans	9,508	—	—	—	9,508
Unsecured inter-bank money market loans	50,000	—	—	—	50,000
Secured corporate loans	33,145	72,651	4,368	50,832	160,996
Unsecured corporate loans	28,004	36,856	929	—	65,789
Advances to affiliated companies	11,266	—	—	368	11,634

Total	¥312,749	¥134,379	¥5,303	¥297,235	¥749,666

(1)	Relate to collateral exposures where a specified ratio of LTV is maintained.

Nomura reviews internal counterparty credit ratings at least once a year by using available borrower’s credit information including financial statements and other information. Internal counterparty credit ratings are also reviewed more frequently for high-risk borrowers or problematic exposures and any significant credit event of a counterparty will trigger on immediate credit review process.

8. Business combinations:

For the purpose of streamlining Nomura Group’s management structure for faster decision making in relation to reorganization, on May 13, 2011, Nomura entered into an agreement with one of its affiliated companies, Nomura Land and Building Co., Ltd. (“NLB”) to implement a share exchange (“Share Exchange Agreement”) effective on July 1, 2011. In advance of the effective date of the Share Exchange Agreement, Nomura acquired an additional 39.0% of the issued shares of NLB (“Share Purchases”) as of May 24, 2011. As a result of the Share Purchases, NLB became a consolidated subsidiary of Nomura during the three months ended June 30, 2011. Nomura’s total consideration in relation to the Share Purchases was approximately ¥37,620 million. The difference between the fair value of the acquired net assets of NLB and the acquisition cost is accounted for as a bargain purchase gain of ¥44,963 million which is reported within Revenue—Other in the consolidated statements of operations.

The Share Purchases are accounted for as a step acquisition in these consolidated financial statements, because Nomura held 38.5% of the outstanding shares of NLB prior to the Share Purchases. Nomura remeasured the previously held equity investments in NLB and other companies which were acquired as a result of the Share Purchases at fair value. The change in fair value was a loss of ¥16,555 million which is reported within Revenue—Other in the consolidated statements of operations. The remeasurement to fair value was determined primarily based on the cost of the Share Purchases, in which the financial condition and assets of NLB were considered in reference to the valuation results provided by third party appraisers. As of the date of the Share Purchases, the previously held equity investments were remeasured at the fair value of ¥38,379 million. Further, equity investments in NLB previously held by other affiliated companies of Nomura were also remeasured at fair value, resulting in an additional loss of ¥4,109 million which is also reported within Revenue—Other in the consolidated statements of operations.

There were no other material acquisition-related costs incurred in connection with this business combination.

The operating results of NLB and other companies acquired as a result of the Share Purchases have been included in these consolidated statements of operations from May 2011. As a result, revenues generated by NLB and these other companies which have been included in the consolidated statements of operations were ¥142,058 million and ¥98,822 million for the six and three months ended September 30, 2011, respectively. In addition, a net loss of ¥100 million and net income of ¥803 million from NLB and other companies acquired as a result of the Share Purchases are included in the consolidated statements of operations for the six and three months ended September 30, 2011, respectively. Revenues and expenses arising from NLB and other companies that are acquired as a result of the Share Purchases are generally reported in Revenue—Other and Non-interest expenses—Other in the consolidated statements of operations.

The following table provides a summary of the fair value of the assets acquired and the liabilities assumed, as of the date of the Share Purchase.

Millions of yen
Assets:
Cash and cash deposits	¥78,634
Loans receivable(1)	54,023
Receivables from other than customers	12,865
Office buildings, land, equipment and facilities	715,683
Intangible assets(2)	60,048
Assets other than above(3)	1,290,121

Total assets	2,211,374

Liabilities:
Short-term borrowings	82,800
Long-term borrowings	952,932
Liabilities other than above	748,889

Total liabilities	1,784,621
Equity attributable to NHI’s shareholders	120,962

Noncontrolling interests of NLB(4)	22,397

Noncontrolling interests attributable to other than shareholders of NLB(5)	283,394

Acquisition costs and fair value of previously held equity investments in NLB and other newly consolidated subsidiaries	75,999

Goodwill	¥(44,963)

(1)	Valuation is based on the difference between the gross contractual amounts receivable of ¥54,131 million and the estimate of the contractual cash flows not expected to be collected of ¥108 million.
(2)	Includes finite-lived intangible assets related to client contracts and lease agreements which are amortized based on a weighted-average amortization period of nine years with no estimated residual value.
(3)	Include real estate classified as held for sale.
(4)	Valuation is based on the acquisition cost of the Share Purchases.
(5)	Valuation is based on either the market value or the net asset value as of the date of acquisition.

The following selected (unaudited) pro-forma financial information presents revenue and net income (loss) amounts as if the acquisitions occurred on April 1, 2010.

	Millions of yen, except per share amounts
	Six months ended September 30
	2010	2011
Total revenue	¥873,122	¥847,892

Net income (loss) attributable to NHI shareholders	¥30,564	¥(52,359)
Basic net income (loss) attributable to NHI shareholders per share	8.37	(14.44)
Diluted net income (loss) attributable to NHI shareholders per share	8.34	(14.44)

Based on the Share Exchange Agreement, 118 common shares of the company were allotted and delivered for each share of NLB, and NLB became a wholly owned subsidiary of Nomura as of July 1, 2011. On the same day, Nomura issued 103,429,360 common shares. In addition, the common shares of NLB which Nomura acquired through the Share Exchange Agreement include the shares that had been held by one of Nomura’s subsidiaries, Nomura Asset Management Co., Ltd., and the acquisition of those shares is accounted for as a transaction between entities under common control.

9. Other assets—Other / Other liabilities:

The following table sets forth Other assets—Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen
	March 31, 2011	September 30, 2011
Other assets—Other:
Securities received as collateral	¥43,624	¥22,758
Goodwill and other intangible assets	116,834	160,929
Deferred tax assets	241,911	215,420
Investments in equity securities for other than operating purposes	11,915	131,295
Other(1)	154,209	948,812

Total	¥568,493	¥1,479,214

Other liabilities:
Obligation to return securities received as collateral	¥43,624	¥22,758
Accrued income taxes	10,123	13,285
Other accrued expenses and provisions	404,048	318,793
Other(2)	94,521	616,465

Total	¥552,316	¥971,301

(1)	Includes real estate held for sale.
(2)	Includes the liabilities relating to the investment contracts which were underwritten by the insurance subsidiary. As of September 30, 2011, the amount of carrying values and estimated fair values are ¥287,944 million and ¥290,122 million, respectively. The fair value is estimated by discounting future cash flow.

10. Earnings per share:

A reconciliation of the amounts and the numbers used in the basic and diluted earnings per share (“EPS”) computations is as follows:

	Millions of yen except per share data presented in yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Basic—
Net income (loss) attributable to NHI shareholders	¥3,373	¥(28,321)
Weighted average number of shares outstanding	3,651,306,836	3,627,116,186
Net income (loss) attributable to NHI shareholders per share	¥0.92	¥(7.81)

Diluted—
Net income (loss) attributable to NHI shareholders	¥3,370	¥(28,326)
Weighted average number of shares outstanding	3,665,662,592	3,626,187,054
Net income (loss) attributable to NHI shareholders per share	¥0.92	¥(7.81)

	Millions of yen except per share data presented in yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Basic—
Net income (loss) attributable to NHI shareholders	¥1,051	¥(46,092)
Weighted average number of shares outstanding	3,636,764,297	3,645,882,160
Net income (loss) attributable to NHI shareholders per share	¥0.29	¥(12.64)

Diluted—
Net income (loss) attributable to NHI shareholders	¥1,048	¥(46,096)
Weighted average number of shares outstanding	3,648,578,821	3,643,409,618
Net income (loss) attributable to NHI shareholders per share	¥0.29	¥(12.65)

Net income (loss) attributable to NHI shareholders is adjusted to reflect the decline in Nomura’s equity share of earnings of affiliates for the six and three months ended September 30, 2010 and for the six and three months ended September 30, 2011, respectively, arising from options to purchase common shares issued by affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential common shares arising from stock-based compensation plans issued by the Company that would have minimal impact on EPS in the six months ended September 30, 2010. The weighted average number of shares used in the calculation of diluted EPS reflects the decrease in potential common shares arising from stock-based compensation plans issued by the Company that would have minimal impact on EPS in the six months ended September 30, 2011.

Antidilutive stock options to purchase 59,622,300 common shares and 70,336,500 common shares for the six and three months ended September 30, 2010, respectively, were not included in the computation of diluted EPS. Antidilutive stock options to purchase 103,395,500 common shares and 101,183,700 common shares for the six and three months ended September 30, 2011, respectively, were not included in the computation of diluted EPS.

On July 1, 2011, Nomura issued 103,429,360 common shares in accordance with NLB becoming a wholly owned subsidiary of Nomura. See Note 8, “Business combinations” for more information.

11. Employee benefit plans:

Nomura provides various pension plans and other post-employment benefits which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Net Periodic Benefit Cost

The net periodic benefit cost of the defined benefit plans includes the following components.

Japanese entities’ plans—

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Service cost	¥4,001	¥4,001
Interest cost	2,245	2,162
Expected return on plan assets	(1,592)	(1,566)
Amortization of net actuarial losses	1,544	1,579
Amortization of prior service cost	(574)	(573)

Net periodic benefit cost	¥5,624	¥5,603

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Service cost	¥2,056	¥2,011
Interest cost	1,123	1,081
Expected return on plan assets	(796)	(783)
Amortization of net actuarial losses	772	790
Amortization of prior service cost	(287)	(286)

Net periodic benefit cost	¥2,868	¥2,813

Nomura also recognized net periodic benefit cost of plans other than Japanese entities’ plans, which are not significant.

12. Income taxes:

For the six and three months ended September 30, 2010, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 82.3% and 91.0%, respectively, is mainly due to non-deductible expenses, different tax rates and changes in statutory tax rates applicable to income (loss) of foreign subsidiaries.

For the six months ended September 30, 2011, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of negative 155.2% is mainly due to an increase in valuation allowance of foreign subsidiaries, whereas non-taxable revenue increased the effective tax rate. For the three months ended September 30, 2011, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 0.8% is mainly due to an increase in valuation allowance of foreign subsidiaries.

13. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite notes that may be issued by the clients. The outstanding commitments under these agreements are included in below commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Certain consolidated VIEs which are engaged in the aircraft leasing business have commitments to purchase aircraft. The outstanding commitments under these agreements are included in commitments to purchase aircraft.

These commitments outstanding were as follows:

	Millions of yen
	March 31, 2011	September 30, 2011
Commitments to extend credit	¥264,736	¥256,927
Commitments to invest in partnerships	38,008	30,952
Commitments to purchase aircraft	77,928	60,162

As of September 30, 2011 these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥256,927	¥59,122	¥54,811	¥135,715	¥7,279
Commitments to invest in partnerships	30,952	253	22,373	630	7,696
Commitments to purchase aircraft	60,162	21,561	38,601	—	—

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Other commitments

The amounts of commitments to purchase real estate for sale and rental were nil as of March 31, 2011 and ¥158,043 million as of September 30, 2011. These included ¥86,275 million with maturities of less than 1 year and ¥71,768 million with maturities of 1 to 3 years.

Operating leases

The following table presents a schedule of future minimum rental payments under non-cancelable operating leases with initial or remaining terms exceeding one year:

	Millions of yen
	March 31, 2011	September 30, 2011
Total minimum lease payments	¥88,215	¥167,764
Less: Sublease rental income	(11,412)	(11,107)

Net minimum lease payments	¥76,803	¥156,657

As of March 31, 2011, these minimum lease payments had the following maturity for payments:

	Millions of yen
		Years of Payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥88,215	¥15,034	¥14,146	¥11,268	¥9,282	¥8,296	¥30,189

As of September 30, 2011, these minimum lease payments had the following maturity for payments:

	Millions of yen
		Years of Payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥167,764	¥20,543	¥18,296	¥15,415	¥12,961	¥11,703	¥88,846

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities and tax increases.

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer economic loss from any fine, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

In accordance with ASC 450 “Contingencies”, Nomura recognizes a liability for this risk of loss arising on each individual matter when an estimated economic loss is probable and the amount of such loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws. Nomura cannot therefore estimate with confidence losses or ranges of losses for actions and proceedings where there is only a reasonably possible risk of loss.

Nomura believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to Nomura’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated results of operations or cash flows in a particular quarter or annual period.

The most significant actions and proceedings against Nomura are summarized below. Where possible, the amount of the claim of the counterparty is disclosed which provides an indication of the maximum loss we may incur.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (the “Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but is also seeking reimbursement of EUR 33.8 million, including interest, already refunded. In March 2008, NIP lodged an appeal against the Tax Notice rejecting the Italian tax authorities’ demands for reimbursement and in November 2009, a decision was issued by the Pescara Tax Court in favor of the Italian Tax Authorities. NIP is vigorously challenging this decision.

In April 2010, Lehman Brothers Holdings Inc. and Lehman Brothers Special Financing Inc. (collectively, “Lehman Inc.”) commenced proceedings in the U.S. Bankruptcy Court in New York objecting to the proofs of claims filed by Nomura’s subsidiaries, Nomura Securities Co., Ltd. (“NSC”), NIP and Nomura Global Financial Products Inc. in respect of swaps and other derivative transactions in the total amount of approximately $1 billion; and in the case of NSC and NIP, Lehman Inc. is seeking to recover damages.

Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (under the liquidation with its trustee’s on-going recovery procedure pursuant to the Securities Investor Protection Act in the U.S. since December 2008), have filed lawsuits in the Supreme Court of the State of New York and U.S. Bankruptcy Court against a number of investors, including NIP, seeking to recover redemption payments that the Fairfield Funds allege, inter alia, were mistakenly made. In a complaint dated October 5, 2010, the amount claimed against NIP was approximately $34 million plus interest. The claim against NIP is proceeding in the U.S. Bankruptcy Court.

On November 11, 2010, the High Court in London ruled in favor of NIP and Nomura Bank International Plc (“NBI”) dismissing claims made by WestLB AG (“WestLB”) against them. WestLB first served the proceedings on NIP and NBI in April 2009, claiming that under the terms of a note issued by NBI and which matured in October 2008, WestLB was entitled to receive approximately $22 million, which it claimed to be the value of a fund of shares referable to the NBI note. WestLB sought permission to appeal and this was granted by the Court of Appeal on March 7, 2011.

On March 1, 2011, PT Bank Mutiara Tbk. (“Bank Mutiara”) commenced proceedings in the Commercial Court of the Canton of Zurich against a special purpose company (“SPC”) established at the request of NIP. These are proceedings to challenge the SPC’s rights over approximately $156 million in an account held in Switzerland. The SPC has a security interest over the money pursuant to a loan facility with a third party. The SPC does not believe that Bank Mutiara has any enforceable security interest over the funds and is seeking release of the monies.

        In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous sponsors, issuers and underwriters of residential mortgage-backed securities (“MBS”), and their controlling persons, including certain of Nomura’s U.S. subsidiaries. The action alleges that FHLB-Boston purchased residential MBS issued by a Nomura U.S. subsidiary for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by a Nomura U.S. subsidiary but does not specify the amount of its purchases or the amount of any alleged losses. Due to the lack of information at this early stage of the litigation and the uncertainties involved, including lack of information concerning the alleged purchases by the plaintiff, and uncertainties concerning significant legal issues that may be dispositive, Nomura cannot provide an estimate of exposure to loss related to this matter at this time.

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“Wescorp”) against various sponsors, issuers and underwriters of residential MBS purchased by Wescorp. The complaint alleges that Wescorp purchased residential MBS issued by certain of Nomura’s U.S. subsidiaries, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that Wescorp purchased certificates in two offerings in which a Nomura U.S. subsidiary was the issuer in the original principal amount of approximately $83 million and seeks rescission of its purchases or compensatory damages. Due to the lack of information at this early stage of the litigation and the uncertainties involved, Nomura cannot provide an estimate of exposure to loss related to this matter at this time.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous sponsors, issuers and underwriters of residential MBS, and their controlling persons, including certain of Nomura’s U.S. subsidiaries. The action alleges that the GSEs purchased residential MBS issued by certain Nomura subsidiaries in the U.S. for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleges that the GSEs purchased certificates in seven offerings in which a Nomura U.S. subsidiary was the issuer in the original principal amount of approximately $2,046 million and seeks rescission of its purchases or compensatory damages. Due to the lack of information at this early stage of the litigation and the uncertainties involved, Nomura cannot provide an estimate of exposure to loss related to this matter at this time.

Subsequent events

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various sponsors, issuers and underwriters of residential MBS purchased by U.S. Central, including a U.S. subsidiary of Nomura. The complaint alleges that U.S. Central purchased residential MBS issued by the subsidiary, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint against the Nomura U.S. subsidiary alleges that U.S. Central purchased certificates in one offering in which the subsidiary was the issuer in the original principal amount of approximately $50 million and seeks rescission of its purchases or compensatory damages. Due to the lack of information at this early stage of the litigation and the uncertainties involved, Nomura cannot provide an estimate of exposure to loss related to this matter at this time.

Nomura supports the position of Nomura’s subsidiaries in each of these claims.

Certain Mortgage-Related Contingencies in the U.S.

Certain of Nomura’s subsidiaries in the U.S. securitized mortgage loans in the form of MBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (the “originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. Certain of the MBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, which the subsidiaries believe were made at the instance of one or more investors, and from certificate insurers. Each claim received has been reviewed, and the subsidiaries have contested those claims believed to be without merit or have agreed to repurchase certain loans (or to otherwise compensate the issuing trust) for those claims that the subsidiaries have determined to have merit.

Nomura cannot provide an estimate of its exposure to the existing unresolved demands or the likelihood of additional breach of representation claims at this time due to the uncertainties involved. Specifically, macroeconomic conditions, including the unemployment rate, affect the rate of defaults in residential mortgages. Further, Nomura’s exposure with respect to such claims is influenced by the particular originators which underwrote the loans at issue, the particular representations made (which were not uniform across all securitizations), and fluctuations in values in the residential real estate markets which affect the loss severity for defaulting loans. As at October 31, 2011, the subsidiaries have received loan repurchase claims of $1,449 million that are unresolved.

Guarantees—

ASC 460 “Guarantees” specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation at inception.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment and performance risk for individual contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and certain other guarantees:

	Millions of yen
	March 31, 2011		September 30, 2011
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts(1)	¥3,539,472	¥101,555,634	¥4,354,200	¥105,269,019
Standby letters of credit and other guarantees(2)	267	8,512	236	18,091

(1)	Credit derivatives are disclosed in Note 4. “Derivative instruments and hedging activities” and are excluded from “Derivative contracts”.
(2)	Collateral held in connection with “Standby letters of credit and other guarantees” as of March 31, 2011 is ¥6,761 million and as of September 30, 2011 is ¥5,946 million.

The following table presents maturity information on Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of September 30, 2011:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥4,354,200	¥105,269,019	¥39,720,072	¥20,796,052	¥12,235,463	¥32,517,432
Standby letters of credit and other guarantees	236	18,091	9,522	309	207	8,053

14. Segment and geographic information:

Operating segments—

Nomura’s operating management and management reporting are prepared based on the Retail, the Asset Management and the Wholesale segments. Nomura structures its business segments based upon the nature of main products and services, its client base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except for the impact of unrealized gains (losses) on long-term investments in equity securities held for operating purposes, which under U.S. GAAP is included in Income (loss) before income taxes, is excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. Nomura Bank (Luxembourg) S.A. in the Asset Management segment was integrated into “Other” during the six months ended September 30, 2011. In accordance with this integration, certain prior period amounts have been reclassified to conform to the current period presentation.

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Six months ended September 30, 2010
Non-interest revenue	¥197,336	¥29,697	¥227,883	¥49,366	¥504,282
Net interest revenue	1,376	2,262	44,131	(1,039)	46,730

Net revenue	198,712	31,959	272,014	48,327	551,012
Non-interest expenses	138,191	23,793	305,519	39,876	507,379

Income (loss) before income taxes	¥60,521	¥8,166	¥(33,505)	¥8,451	¥43,633

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Six months ended September 30, 2011
Non-interest revenue	¥176,685	¥33,110	¥152,150	¥206,176	¥568,121
Net interest revenue	1,484	1,684	68,416	(4,112)	67,472

Net revenue	178,169	34,794	220,566	202,064	635,593
Non-interest expenses	145,426	22,635	308,517	165,650	642,228

Income (loss) before income taxes	¥32,743	¥12,159	¥(87,951)	¥36,414	¥(6,635)

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended September 30, 2010
Non-interest revenue	¥87,200	¥16,005	¥139,094	¥13,131	¥255,430
Net interest revenue	553	186	24,311	115	25,165

Net revenue	87,753	16,191	163,405	13,246	280,595
Non-interest expenses	64,975	12,022	155,764	21,264	254,025

Income (loss) before income taxes	¥22,778	¥4,169	¥7,641	¥(8,018)	¥26,570

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended September 30, 2011
Non-interest revenue	¥83,044	¥16,012	¥43,022	¥130,842	¥272,920
Net interest revenue	936	(61)	36,298	(6,143)	31,030

Net revenue	83,980	15,951	79,320	124,699	303,950
Non-interest expenses	73,250	11,238	152,415	109,318	346,221

Income (loss) before income taxes	¥10,730	¥4,713	¥(73,095)	¥15,381	¥(42,271)

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Net gain (loss) related to economic hedging transactions	¥(791)	¥2,716
Realized gain (loss) on investments in equity securities held for operating purposes	(463)	498
Equity in earnings of affiliates	2,356	5,445
Corporate items(1)	3,026	4,341
Other(2)	4,323	23,414

Total	¥8,451	¥36,414

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Net gain (loss) related to economic hedging transactions	¥(6,019)	¥4,221
Realized gain (loss) on investments in equity securities held for operating purposes	(713)	(183)
Equity in earnings of affiliates	1,993	1,970
Corporate items	5,512	(8,442)
Other(2)	(8,791)	17,815

Total	¥(8,018)	¥15,381

(1)	Includes the gain due to the business combination with NLB in Corporate items for the six months ended September 30, 2011.
(2)	Includes the impact of Nomura’s own creditworthiness in certain financial liabilities for which the fair value option has been elected in accordance with ASC 825, and the impact of its own creditworthiness on derivative liabilities.

The table below presents reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income (loss) before income taxes in the consolidated statements of operations.

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Net revenue	¥551,012	¥635,593
Unrealized gain (loss) on investments in equity securities held for operating purposes	(15,565)	(3,639)

Consolidated net revenue	¥535,447	¥631,954

Non-interest expenses	¥507,379	¥642,228
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥507,379	¥642,228

Income (loss) before income taxes	¥43,633	¥(6,635)
Unrealized gain (loss) on investments in equity securities held for operating purposes	(15,565)	(3,639)

Consolidated income (loss) before income taxes	¥28,068	¥(10,274)

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Net revenue	¥280,595	¥303,950
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,972)	(2,361)

Consolidated net revenue	¥275,623	¥301,589

Non-interest expenses	¥254,025	¥346,221
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥254,025	¥346,221

Income (loss) before income taxes	¥26,570	¥(42,271)
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,972)	(2,361)

Consolidated income (loss) before income taxes	¥21,598	¥(44,632)

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and long-lived assets have been allocated based on transactions with external customers while income (loss) before income taxes have been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Six months ended September 30, 2010	Six months ended September 30, 2011
Net revenue(1):
Americas	¥74,856	¥60,609
Europe	120,899	94,520
Asia and Oceania	22,197	16,224

Subtotal	217,952	171,353
Japan	317,495	460,601

Consolidated	¥535,447	¥631,954

Income (loss) before income taxes:
Americas	¥(2,411)	¥(27,014)
Europe	(30,127)	(47,324)
Asia and Oceania	(10,192)	(10,831)

Subtotal	(42,730)	(85,169)
Japan	70,798	74,895

Consolidated	¥28,068	¥(10,274)

	Millions of yen
	Three months ended September 30, 2010	Three months ended September 30, 2011
Net revenue(1):
Americas	¥43,142	¥23,903
Europe	61,350	45,449
Asia and Oceania	13,895	6,392

Subtotal	118,387	75,744
Japan	157,236	225,845

Consolidated	¥275,623	¥301,589

Income (loss) before income taxes:
Americas	¥4,358	¥(27,515)
Europe	(13,674)	(15,595)
Asia and Oceania	(4,899)	(9,308)

Subtotal	(14,215)	(52,418)
Japan	35,813	7,786

Consolidated	¥21,598	¥(44,632)

(1)	There is no revenue derived from transactions with a single major external customer.

	Millions of yen
	March 31, 2011	September 30, 2011
Long-lived assets:
Americas	¥91,295	¥85,549
Europe	115,352	103,040
Asia and Oceania	31,642	28,954

Subtotal	238,289	217,543
Japan	270,945	998,481

Consolidated	¥509,234	¥1,216,024

2. Other

On November 1, 2011 the Board of Directors resolved to pay the dividend based on the record date of September 30, 2011 to shareholders registered as of September 30, 2011.

a. Total dividend based on the record date of September 30, 2011	¥14,658 million
b. Dividend based on the record date of September 30, 2011 per share	¥4.0

[Translation]

Quarterly Review Report of Independent Auditors

November 14, 2011

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Tadayuki Matsushige
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

We have performed a quarterly review of the quarterly consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in Item 4. Financial Information for the three-month and six-month periods ended September 30, 2011 within the fiscal period from April 1, 2011 to March 31, 2012, which include the quarterly consolidated balance sheet, and the quarterly consolidated statements of operations, changes in equity, comprehensive income and cash flows, and the related notes, pursuant to the requirements of the rules specified in Article 193-2, Section 1 of the Financial Instruments and Exchange Act.

Responsibility of Company’s Management for Quarterly Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements), and for such internal control as management determines is necessary to enable the preparation of quarterly consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Responsibility of Independent Auditors

Our responsibility is to independently express a conclusion on these quarterly consolidated financial statements based on our review. We conducted our quarterly review in accordance with quarterly review standards generally accepted in Japan.

A review of quarterly consolidated financial statements consists of making inquiries, primarily of management and persons responsible for financial and accounting matters, applying analytical and other quarterly review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Japan, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion of Independent Auditors

Based on our review, nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements referred to above do not present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and subsidiaries as of September 30, 2011, and the consolidated results of their operations for three-month and six-month periods then ended and their cash flows for the six-month period then ended in conformity with accounting principles generally accepted in the United States of America (see Note 1 to the quarterly consolidated financial statements).

Interest

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Law.

*	Above is an electronic version of the original quarterly review report of independent auditors and the Company maintains the original report.

<Note>

This is an English translation of the Japanese language Quarterly Review Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the limited procedures applied on the quarterly consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the three-month and six-month periods ended September 30, 2011 within the fiscal period from April 1, 2011 to March 31, 2012. Ernst & Young ShinNihon LLC have not applied any such procedures nor have they performed an audit on the English language version of the consolidated financial statements for the above-mentioned periods which are included in this current report on Form 6-K.

Exhibit 2

Confirmation Letter

1 [Appropriateness of Quarterly Securities Report]

Kenichi Watanabe, Group Chief Executive Officer, and Junko Nakagawa, Chief Financial Officer, have confirmed that the quarterly securities report of Nomura Holdings, Inc. for the three months ended September 30, 2011 is appropriate under the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.

Exhibit 3

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth, on a U.S. GAAP basis, the consolidated capitalization and indebtedness of Nomura as of September 30, 2011. There has been no material change in Nomura’s capitalization and indebtedness since September 30, 2011.

Millions of yen
As of September 30, 2011
Short-term borrowings	¥1,196,630
Long-term borrowings	8,754,189
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares at September 30, 2011 Issued—3,822,562,601 shares at September 30, 2011 Outstanding—3,661,224,195 shares at September 30, 2011	594,493
Additional paid-in-capital	684,777
Retained earnings	1,026,367
Accumulated other comprehensive loss	(166,884)

Total NHI shareholders’ equity before treasury stock	2,138,753
Common stock held in treasury, at cost—161,338,406 shares at September 30, 2011	(101,195)

Total NHI shareholders’ equity	2,037,558
Noncontrolling interests	276,815

Total equity	2,314,373

Total capitalization and indebtedness	¥12,265,192

Nomura and its certain subsidiaries enter into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding as of September 30, 2011 was ¥18,091 million.

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges, and the amount of fixed charge deficiency, of Nomura for the six months ended September 30, 2011, in accordance with U.S. GAAP.

Millions of yen
For the six months ended September 30, 2011
Earnings:
Pre-tax income (loss) before adjustment for income or loss from equity investees	¥(12,430)
Add: Fixed charges	172,903
Distributed income of equity investees	2,255

Earnings as defined	¥162,728

Fixed charges	¥172,903
Ratio of earnings to fixed charges(1)	—
Fixed charge deficiency(2)	10,175

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income (loss) before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.
(2)	The earnings for the six months ended September 30, 2011 were insufficient to cover fixed charges.